EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with the Company’s most recently issued annual consolidated financial statements for the year ended December 31, 2014 ("Consolidated Financial Statements").

Cautionary notes regarding forward-looking statements and mineral reserves and mineral resources follow this MD&A.

1.    CORE BUSINESS

Yamana Gold Inc. (TSX:YRI and NYSE:AUY) (the “Company” or “Yamana”) is a Canadian-headquartered gold producer with significant precious metal properties in Brazil, Chile, Argentina, Mexico and Canada.

Note 3(a) Significant Accounting Policies - Basis of Consolidation to the most recently audited Consolidated Financial Statements lists Yamana’s significant subsidiaries with 100% equity interest and its joint operation of the Canadian Malartic mine.  The Company does not have any material off-balance sheet arrangements, except as noted in Note 33 Contractual Commitments to the Consolidated Financial Statements.

2.    HIGHLIGHTS

Financial

•	Revenue from continuing operations of $455.0 million on the sale of 292,181 ounces of gold, 2.3 million ounces of silver, and 31.5 million pounds of copper(i).

•	Net loss from continuing operations of $7.0 million or $0.01 per share.

•	Adjusted loss(ii) from continuing operations of $8.3 million or $0.01 per share.

•	Mine operating earnings from continuing operations of $58.4 million.

•
Cash flows from operating activities from continuing operations after changes in non-cash working capital of $123.4 million and cash flows from operating activities before changes in non-cash working capital(ii) of $149.3 million.

•	G&A expenses were $32.0 million, compared to $36.6 million for the same period in 2014, or 13% lower.

Operational

•
Gold production from continuing operations of 298,818 ounces or 7% higher than the second quarter of 2014, with gold production from core assets(iii) of 258,495 ounces of gold compared to 236,240 ounces of gold in the second quarter of 2014, representing a 9% increase.

•	Individual mine highlights include the following:

◦	Record quarterly production from Canadian Malartic(iv) of 68,440 ounces of gold.

◦	14% increase in production at Jacobina over the second quarter of 2014 and 15% increase over the first quarter of 2015.

◦	Increase in production at Chapada of 4% over the second quarter of 2014 and 35% increase over the first quarter of 2015.

◦
Increase in production at Brio Gold Inc. ("Brio Gold") of 2% over the second quarter of 2014 and 13% increase over the first quarter of 2015 and in the case of Pilar, a 64% increase over the second quarter of 2014 and 11% increase over the first quarter of 2015.

•	Cash costs(ii)of $603 per ounce of gold ($701 per ounce of gold on a co-product basis).

•
All-in sustaining costs(ii) of $896 per ounce of gold ($949 per ounce of gold on a co-product basis) with all-in sustaining costs from core assets of $763 per ounce of gold ($878 per ounce of gold on a co-product basis).

•	Silver production of 2.4 million ounces at cash costs of $6.59 per ounce and all-in sustaining costs of $10.72 per ounce.

•
Copper production from Chapada of 33.6 million pounds at cash costs of $1.39 per pound of copper, representing a decrease in costs of 21% compared to $1.75 per pound of copper in the same quarter of 2014.

Strategic Developments and Updates

•
Continuing to build on the existing Canadian platform, the Company acquired 100% of all issued and outstanding common shares of Mega Precious Metals Inc. ("Mega Precious"), a Canadian-based exploration company with a number of projects in Canada, the most significant of which is the Monument Bay gold/tungsten project located in northeastern Manitoba. Total consideration paid by the Company was $14.5 million which consisted of approximately $0.2 million in cash, $14.0 million in Yamana common shares (4,366,675 shares) and transaction costs.

•
Improved overall debt levels of the Company by triggering an early conversion of the Company's 6.875% convertible unsecured subordinated debentures, assumed on the acquisition of Canadian Malartic, using previously escrowed and segregated shares and cash which had been set aside upon completion of the acquisition.

•
The Company continued with production and cost improvements at Pilar and Fazenda Brasileiro, and evaluation of plant improvements at C1 Santa Luz, thereby underpinning significant value in Brio Gold, in support of a pending going public event.

Construction and Development

•	Continued with detailed engineering of the processing plant and mine at Cerro Moro with production expected to begin mid-2017.

Exploration

•	El Peñón, Chile - Drilling at the Ventura vein intersected mineral intervals which continued to support the economic potential of the target.

•
Minera Florida, Chile - Positive results of drilling campaign include the definition of three new structures at Manda with economic mineral intercepts. The Manda vein is interpreted to be a sub-parallel vein system that may correspond to the east extension of Portezuelo fault of Lo Prat and Marilyn system.

•
Fazenda Brasileiro, Brazil - A prospective new discovery named E388 East, near existing primary infrastructure and immediately adjacent to a main haulage ramp, has the potential to increase grade being mined, extend mine life and expand the mineral resources.

•
Jacobina, Brazil - Delineation drilling continued in the higher grade zones of Canavieras North, South and Morro do Vento, with results showing grades significantly above the current mineral reserve and mineral resource model.

•	Chapada, Brazil - Drilling at Sucupira continued to support a 1.5 kilometer high grade extension of the mineralization previously identified from the southwest limits of the Cava Norte Pit.

______________________________

(i)	Excluding attributable sales from Alumbrera.

(ii)	A non-GAAP measure - Refer to Section 13.

(iii)	Includes Chapada, El Peñón, Gualcamayo, Mercedes, Canadian Malartic, Minera Florida and Jacobina.

(iv)	Canadian Malartic acquisition closed June 16, 2014.

(v)	Brio Gold holdings include Fazenda Brasileiro, Pilar and C1 Santa Luz. Currently, C1 Santa Luz is on care and maintenance.

3.    OUTLOOK AND STRATEGY

The Company strives to maximize production with the lowest level of capital and operating costs, with the objective of generating sustainable and increasing cash flow.

In 2015, the Company expects to deliver production of 1.30 million ounces of gold, 9.6 million ounces of silver and 120 million pounds of copper. Gold production is expected to consist of approximately 1.17 million ounces of gold from the Company’s core operations and approximately 130,000 ounces attributable to Brio Gold. Consistent with prior years, the Company expects higher gold production in the second half of the year compared to the first half of the year, which is expected to be over 15% higher, most of which will come from production improvements at Mercedes and Jacobina along with increases in production at Gualcamayo, Chapada and Canadian Malartic.

Estimated cash costs for 2015 are targeted at approximately $545 per ounce of gold and $6.00 per ounce of silver. For the Company's portfolio excluding Brio Gold, estimated cash costs for 2015 are forecast to be approximately $525 per ounce of gold. For Brio Gold, estimated cash costs for 2015 are forecast to be approximately $730 per ounce of gold. Consistent with gold production, cash costs are expected to be lower in the second half of the year compared to the first half of the year.

Estimated all-in sustaining costs for 2015 are targeted to be approximately $830 per ounce of gold, and approximately $10.50 per ounce of silver. Estimated all-in sustaining co-product costs for 2015 are forecast to be approximately $910 per ounce of gold and approximately $11.30 per ounce of silver. Once again, all-in sustaining costs are expected to be lower in the second half of the year compared to the first half of the year.

In order to achieve targeted cash costs and all-in sustaining costs, the Company is focusing on operational improvements with the particular objective of increasing average grade of ore processed, which is expected in the second half of the year.

The Company’s operating results in the second quarter, and first half of the year, were in line with targets and support 2015 production guidance.

In terms of other components of its guidance for the year, results in the second quarter and first half of the year support guidance which is summarized as follows:

•	Sustaining capital which is expected to be approximately $265 million or approximately $176 per ounce of gold and $2.75 per ounce of silver;

•	Expansionary capital spending which is expected to be approximately $90 to $140 million;

•	Exploration spending which is expected to be approximately $98 million;

•	Depreciation, depletion and amortization which is expected to be approximately $570 million or approximately $395 per ounce of gold and $6 per ounce of silver; and

•
General and administrative ("G&A") expense which is expected to be approximately $120 million in 2015 with potential for further reductions beginning in 2016, resulting from additional savings related to the streamlining of management and the downsizing and relocation of its Brazilian and other South American offices.

Overall, the Company expects improved operating results for the remainder of 2015 and production growth into the next several years. As previously announced, the Company has made the construction decision for the Cerro Moro project which is a high quality project that has the potential to add significantly to production growth at lower costs beginning in 2017. Furthermore, the Company also continues to advance several other projects through exploration and economic evaluation and development such as the Preliminary Economic Assessments for Upper Beaver and Gualcamayo's Deep Carbonates project, which are both expected to be completed by the end of the year.

Importantly, the Company is first and foremost focused on its core operations, which include its cornerstone operations of Chapada, Canadian Malartic and El Peñón, and opportunities which have the best prospects for exploration successes, optimization and cash flow generation. The corollary is that the Company is also committed to rationalizing its portfolio which includes monetizing non-core assets. Consistent with this plan, the Company continues to advance its plans for a going public event for Brio Gold and continues to advance its efforts at realizing value from other non-producing assets including Agua Rica. The Company is reviewing and considering all going public events for Brio Gold which include an initial public offering, reverse takeover, private placement and disposition to, or merger with, other public companies for cash, shares or a combination of both.

4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

4.1    Financial Statistics

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net (loss)/earnings per share attributable to Yamana equity holders - basic and diluted	$(0.01)	$0.01	$(0.17)	$(0.03)
Net (loss)/earnings per share from continuing operations attributable to Yamana equity holders - basic and diluted	$(0.01)	$0.02	$(0.15)	$(0.02)
Adjusted (loss)/earnings per share (i)(ii) from continuing operations attributable to Yamana Gold Inc. equity holders. - basic and diluted	$(0.01)	$0.06	$(0.05)	$0.08
Dividends declared per share	$0.0150	$0.0375	$0.0300	$0.0750
Dividends paid per share	$0.0150	$0.0375	$0.0300	$0.1025
Weighted average number of common shares outstanding - basic (in thousands)	938,900	772,565	926,377	763,014
Weighted average number of common shares outstanding - diluted (in thousands)	938,900	773,602	926,377	763,014

(In millions of United States Dollars; unless otherwise noted)
Net (loss)/earnings from continuing operations attributable to Yamana equity holders	$(7.0)	$15.7	$(142.3)	$(15.7)
Adjusted (loss)/earnings from continuing operations attributable to Yamana Gold Inc. equity holders (i)	$(8.3)	$49.9	$(45.8)	$59.9
Revenues	$455.0	$443.8	$913.0	$797.8
Mine operating earnings	$58.4	$80.8	$98.6	$114.0
Cash flows from operating activities from continuing operations (v)	$123.4	$143.0	$125.4	$173.8
Cash flows from operating activities before changes in non-cash working capital (i)(v)	$149.3	$149.0	$245.3	$243.0
Cash flows to investing activities from continuing operations (v)	$(101.4)	$(653.7)	$(174.7)	$(793.0)
Cash flows (used in)/from financing activities from continuing operations (v)	$(23.8)	$419.3	$(20.8)	$516.3
Average realized gold price per ounce (iii)	$1,195	$1,292	$1,206	$1,293
Average realized silver price per ounce (iii)	$16.28	$19.81	$16.51	$20.19
Average realized copper price per pound (iii)	$2.91	$3.11	$2.90	$3.18
Average market gold price per ounce (iv)	$1,192	$1,288	$1,206	$1,291
Average market silver price per ounce (iv)	$16.39	$19.62	$16.55	$20.05
Average market copper price per pound (iv)	$2.74	$3.08	$2.69	$3.14
_____________________________

(i)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Adjusted Earnings, Adjusted Earnings per Share, and additional measures.

(ii)
The dilution effect of the convertible debt recognized in net earnings is a non-cash factor which is excluded in determining Adjusted Earnings.  Therefore, the dilution effect of the convertible debt has no effect on the calculation of Adjusted Earnings per share.

(iii)	Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales.

(iv)	Source of information: LBMA p.m. price and LME Cash.

(v)	Cash flow balances are attributable to Yamana Gold Inc. equity holders.

4.2    Operating Statistics

For the three months ended June 30,	2015	2014	2015	2014
Ounces of Production	Gold		Silver
Chapada	30,172	28,875	72,978	77,148
El Peñón	55,404	75,727	2,028,975	2,013,812
Gualcamayo	37,558	52,863	—	—
Mercedes	19,306	22,809	78,932	93,057
Canadian Malartic (iv)	68,440	11,878	—	—
Minera Florida	26,298	25,311	191,162	185,952
Jacobina	21,318	18,776	—	—
Alumbrera (i)	5,111	8,311	—	—
Brio Gold (ii)	35,211	34,568	—	—
Total from continuing operations	298,818	279,118	2,372,047	2,369,969
Ernesto/Pau-a-Pique (discontinued operations)	—	5,246	—	—
Total production	298,818	284,364	2,372,047	2,369,969
Cash costs from continuing operations per ounce (iii)
Chapada	$(969)	$(505)	$(52.28)	$(39.70)
El Peñón	$676	$492	$8.43	$7.98
Gualcamayo	$795	$700	$—	$—
Mercedes	$1,018	$779	$10.11	$11.41
Canadian Malartic (iv)	$609	$614	$—	$—
Minera Florida	$757	$673	$8.13	$8.01
Jacobina	$978	$1,188	$—	$—
Alumbrera (i)	$2,500	$252	$—	$—
Brio Gold (ii)	$773	$934	$—	$—
Cash costs from continuing operations per ounce produced (iii)	$603	$540	$6.59	$6.57
Co-product cash costs from continuing operations per ounce produced (iii)	$701	$646	$8.29	$8.01
All-in sustaining costs from continuing operations per ounce (iii)	$896	$897	$10.72	$11.76
All-in sustaining co-product costs from continuing operations per ounce (iii)	$949	$951	$11.81	$12.47

Concentrate Production			2015	2014
Chapada concentrate production (tonnes)			61,324	60,975
Chapada copper contained in concentrate production (millions of lbs)			33.6	33.0
Chapada co-product cash costs per pound of copper (iii)			$1.39	$1.75
Co-product cash costs per pound of copper produced (iii)			$1.66	$1.84

Sales Included in Revenue (excluding 12.5% interest in Alumbrera)			2015	2014
Gold (ounces)			292,181	253,111
Silver (ounces)			2,332,161	2,217,779
Chapada concentrate (tonnes)			60,455	56,010
Chapada payable copper contained in concentrate (millions of lbs)			31.5	28.7
____________________

(i)	The Company holds a 12.5% equity interest in Alumbrera.

(ii)	Brio Gold holdings include Fazenda Brasileiro, Pilar and C1 Santa Luz. Currently, Santa Luz is on care and maintenance. Commissioning production related to Brio Gold is included.

(iii)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Cash Costs and All-in Sustaining Costs. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iv)	Canadian Malartic acquisition closed June 16, 2014.

For the six months ended June 30,	2015	2014	2015	2014
Ounces of Production	Gold		Silver
Chapada	52,532	49,330	134,920	139,877
El Peñón	115,931	135,396	4,194,176	3,838,607
Gualcamayo	83,734	91,344	—	—
Mercedes	43,576	46,388	192,371	187,099
Canadian Malartic (iv)	136,334	11,878	—	—
Minera Florida	54,411	49,721	333,489	381,239
Jacobina	39,908	33,629	—	—
Alumbrera (i)	10,417	18,426	—	—
Brio Gold (ii)	66,389	65,867	—	—
Total from continuing operations	603,232	501,979	4,854,956	4,546,822
Ernesto/Pau-a-Pique (discontinued operations)	460	14,519	—	—
Total production	603,692	516,498	4,854,956	4,546,822
Cash costs from continuing operations per ounce (iii)
Chapada	$(639)	$(615)	$(37.77)	$(43.88)
El Peñón	$635	$539	$8.02	$8.20
Gualcamayo	$782	$716	$—	$—
Mercedes	$914	$722	$8.40	$10.71
Canadian Malartic (iv)	$620	$614	$—	$—
Minera Florida	$737	$673	$9.38	$7.67
Jacobina	$971	$1,213	$—	$—
Alumbrera (i)	$1,678	$(662)	$—	$—
Brio Gold (ii)	$797	$945	$—	$—
Cash costs from continuing operations per ounce produced (iii)	$629	$511	$6.85	$6.66
Co-product cash costs from continuing operations per ounce produced (iii)	$699	$664	$7.99	$8.16
All-in sustaining costs from continuing operations per ounce (iii)	$895	$881	$10.58	$12.20
All-in sustaining co-product costs from continuing operations per ounce (iii)	$922	$988	$11.16	$13.09

Concentrate Production			2015	2014
Chapada concentrate production (tonnes)			109,009	112,546
Chapada copper contained in concentrate production (millions of lbs)			60.5	60.5
Chapada co-product cash costs per pound of copper (iii)			$1.57	$1.79
Co-product cash costs per pound of copper produced (iii)			$1.86	$1.90

Sales Included in Revenue (excluding 12.5% interest in Alumbrera)			2015	2014
Gold (ounces)			588,348	445,697
Silver (ounces)			4,770,494	4,416,484
Chapada concentrate (tonnes)			110,792	104,757
Chapada payable copper contained in concentrate (millions of lbs)			58.2	54.0
____________________

(i)	The Company holds a 12.5% equity interest in Alumbrera.

(ii)	Brio Gold holdings include Fazenda Brasileiro, Pilar and C1 Santa Luz. Currently, Santa Luz is on care and maintenance. Commissioning production related to Brio Gold is included.

(iii)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Cash Costs and All-in Sustaining Costs. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iv)	Canadian Malartic acquisition closed June 16, 2014.

5.    OVERVIEW OF RESULTS

5.1    Overview of Financial Results

	For the three months ended		For the six months ended
(In millions of United States Dollars; unless otherwise noted)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Revenues	$455.0	$443.8	$913.0	$797.8
Cost of sales excluding depletion, depreciation and amortization	(272.3)	(243.3)	(552.2)	(452.2)
Gross margin excluding depletion, depreciation and amortization	182.7	200.5	360.8	345.6
Depletion, depreciation and amortization	(124.3)	(119.7)	(262.2)	(231.6)
Mine operating earnings	58.4	80.8	98.6	114.0
Other expenses (i)	(83.9)	(104.0)	(153.4)	(154.2)
Equity (loss)/earnings from associate	(6.6)	0.3	(11.0)	1.4
Loss before income taxes	(32.1)	(22.9)	(65.8)	(38.8)
Income tax recovery/(expense)	25.1	38.6	(76.5)	23.1
Net (loss)/earnings from continuing operations	(7.0)	15.7	(142.3)	(15.7)
Net loss from discontinued operations	(0.8)	(10.6)	(17.4)	(8.8)
Net (loss)/earnings attributable to Yamana Gold Inc. equity holders	$(7.8)	$5.1	$(159.7)	$(24.5)

Adjustments (ii):
Net (loss)/earnings from continuing operations	$(7.0)	$15.7	$(142.3)	$(15.7)
Non-cash unrealized foreign exchange losses/(gains)	22.3	5.3	0.3	(1.5)
Share-based payments/mark-to-market of deferred share units	—	4.2	5.1	9.5
Impairment and mark-to-market of investment in available-for-sale securities and other assets	(2.4)	0.4	(0.4)	6.6
Other non-recurring adjustments	(3.3)	37.9	14.3	39.5
Adjusted earnings before income tax effect	$9.6	$63.5	$(123.0)	$38.4
Non-cash unrealized foreign exchange losses in tax	(21.2)	(16.0)	75.2	18.1
Income tax effect of adjustments	3.3	2.4	2.0	3.4
Adjusted (loss)/earnings from continuing operations (ii)	$(8.3)	$49.9	$(45.8)	$59.9

Net loss per share from continuing operations attributable to Yamana Gold Inc. equity holders - basic and diluted	$(0.01)	$0.02	$(0.15)	$(0.02)
Net loss per share attributable to Yamana Gold Inc. equity holders - basic and diluted	$(0.01)	$0.01	$(0.17)	$(0.03)
Adjusted (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equity holders (ii)- basic and diluted	$(0.01)	$0.06	$(0.05)	$0.08
______________________________

(i)
For the three and six month periods ended June 30, 2015, other expenses represent the aggregate of the following expenses: general and administrative of $32.0 million and $61.5 million (2014 - $36.6 million and $68.1 million), exploration and evaluation of $4.0 million and $9.4 million (2014 - $4.3 million and $8.9 million), other operating expense of $3.4 million and $26.8 million, (2014 - $38.7 million and $50.9 million) and net finance expense of $44.5 million and $55.7 million (2014 - finance expense $24.4 million and $26.3 million).

(ii)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share. Cash flow balances are attributable to Yamana Gold Inc. equity holders.

Acquisition of Mega Precious Metal Inc.

On June 22, 2015, the Company acquired all of the issued and outstanding common shares of Mega Precious Metals Inc. ("Mega Precious"). Mega Precious was a Canadian-based exploration company with a high quality pipeline of projects located in the mining-friendly jurisdictions of Manitoba, Northwestern Ontario and Nunavut. The most significant and advanced project is the Monument Bay gold/tungsten project located in northeastern Manitoba.

Total consideration paid for the acquisition of Mega Precious was $14.5 million (C$17.8 million) which consisted of approximately $0.2 million in cash, $14.0 million in Yamana common shares (4,366,675 shares) and transaction costs. Under the terms of the Agreement, each Mega Precious shareholder received $0.068 per share comprised of C$0.001 in cash and 0.02092 of a Yamana common share for each Mega common share held. As part of the acquisition and included in the total consideration paid, the Company acquired the Pacific Road convertible notes totaling $2.4 million, and issued 744,187 Yamana common shares at $3.21 (C$3.94) per share, which concurrently terminated the Pacific Road Agreement.

The transaction is expected to advance the Company’s strategy to expand its presence in Canada as the significant existing mineral resource base at Monument Bay and North Madsen projects, in particular, provide an opportunity for further exploration to meaningfully increase the potential of these assets.

For the three months ended June 30, 2015

Net loss from continuing operations attributable to Yamana equity holders for the three months ended June 30, 2015 was $7.0 million or $0.01 per share basic, compared to net earnings from continuing operations attributable to Yamana equity holders of $15.7 million or $0.02 per share basic and diluted for the three months ended June 30, 2014.  Net loss resulted from higher foreign exchange losses and an equity loss from Alumbrera, compared to equity earnings in the comparative period.

Adjusted loss (a non-GAAP measure, see Section 13) from continuing operations was $8.3 million or $0.01 per share basic for the three months ended June 30, 2015, compared to adjusted earnings of $49.9 million or $0.06 per share for the same period of 2014. Mine operating earnings for the three months ended June 30, 2015 were $58.4 million, compared to $80.8 million for the same period of 2014. Adjusted loss and mine operating earnings for the period were impacted by lower realized metal prices of approximately 8% for gold, 18% for silver and 6% for copper and higher cash costs, partially offset by higher sales volume. Mine operating earnings included additional depletion, depreciation and amortization as a result of the acquisition of Canadian Malartic in the second quarter of 2014 and Pilar which completed commissioning in the third quarter of 2014.

Cash flows from operating activities from continuing operations for the three months ended June 30, 2015, after and before (a non-GAAP measure, see Section 13) changes in non-cash working capital, were $123.4 million and $149.3 million, respectively. The Company generated $0.33 of operating cash flows before changes in non-cash working capital for every dollar of revenue generated during the period, representing a 5% increase over the same period of 2014 from continuing operations, not including dividends from Alumbrera and notwithstanding lower metal prices in 2015 compared to 2014.

Revenue for the three months ended June 30, 2015 was $455.0 million, compared to $443.8 million for the same period of 2014 as a result of higher sales quantities driven predominantly by the contribution from Canadian Malartic acquired at the end of the second quarter of 2014, offset by lower metal prices. Revenue for the second quarter of 2015 was generated from the sale of 292,181 ounces of gold, 2.3 million ounces of silver and 31.5 million pounds of copper, excluding attributable sales from Alumbrera which is accounted for as an equity investment. This compares to sales, excluding Alumbrera, of 253,111 ounces of gold, 2.2 million ounces of silver and 28.7 million pounds of copper for the three months ended June 30, 2014.

The average realized price of gold for the quarter was $1,195 per ounce, compared to $1,292 per ounce for the same quarter in 2014, or 8% lower and the average realized silver price was $16.28 per ounce, compared to $19.81 per ounce for the same quarter in 2014, or 18% lower. The average realized price of copper was $2.91 per pound, comparable to the $3.11 per pound for the same quarter in 2014, or 6% lower.

Revenue for the quarter was comprised of the following:

For the three months ended June 30,	2015				2014
(In millions of Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Prices (iii)	Revenue	Revenue
Gold (i)	292,181	oz	$1,195	$349.1	$320.0
Silver (i)	2,332,161	oz	16.28	38.0	43.9
Copper (i)	31,522,846	lbs	2.91	91.9	89.1
Gross revenue				$479.0	$453.0
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(9.8)	(7.8)
- Sales taxes				(6.3)	(8.2)
- Metal price adjustments related to concentrate revenue				(8.2)	7.7
- Other adjustments				0.3	(0.9)
Revenue (ii)				$455.0	$443.8
______________________________

(i)	Includes payable gold, silver and copper contained in concentrate.

(ii)	Excludes Alumbrera which is accounted for as an equity investment and Ernesto/Pau-a-Pique which is a discontinued operation.

(iii)
Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales. Realized price for copper of $2.91 is better than market price reflecting the settlements on copper forward contracts entered into by the Company.

Cost of sales excluding depletion, depreciation and amortization for the three months ended June 30, 2015 was $272.3 million, compared to $243.3 million for the same period in 2014. Cost of sales excluding depletion, depreciation and amortization for the second quarter was higher than that of the same period in 2014 due to higher sales volume and higher cash costs.

The following table provides a reconciliation of the co-product cash cost (a non-GAAP measure, see Section 13) to the cost of sales excluding depletion, depreciation and amortization for the quarter:

For the three months ended June 30,	2015				2014
(In millions of Dollars; unless otherwise noted)	Gold/Silver Ounces or Pounds of Copper Produced (i)		Co-product Cash Cost per Unit (ii)	Total Costs	Total Costs
Chapada — Gold	30,172	oz	$322	$9.7	$11.6
Chapada — Silver	72,978	oz	2.95	0.2	0.4
Chapada — Copper	33,616,203	lbs	1.39	46.6	57.7
El Peñón — Gold	55,404	oz	676	37.5	37.2
El Peñón — Silver	2,028,975	oz	8.43	17.1	16.1
Gualcamayo — Gold	37,558	oz	795	29.9	37.0
Mercedes — Gold	19,306	oz	1,018	19.7	17.8
Mercedes — Silver	78,932	oz	10.11	0.8	1.1
Canadian Malartic — Gold (50% interest)	68,440	oz	609	41.6	7.3
Minera Florida — Gold	26,298	oz	757	19.9	17.0
Minera Florida — Silver	191,162	oz	8.13	1.6	1.5
Jacobina — Gold	21,318	oz	978	20.8	22.3
Brio Gold — Gold	35,211	oz	—	27.2	14.4
Co-product cash cost of sales (ii)				$272.6	$241.4
Add (deduct):
- Inventory movements and adjustments				2.6	3.3
- Treatment and refining charges of gold and copper concentrate				(9.8)	(7.8)
- Commercial and other costs				4.0	1.6
- Overseas freight for Chapada concentrate				2.9	4.8
Cost of sales excluding depletion, depreciation and amortization (i)				$272.3	$243.3
______________________________

(i)	Excludes Alumbrera which is accounted for as an equity investment and Ernesto/Pau-a-Pique which is a discontinued operation.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

Depletion, depreciation and amortization ("DDA") expense for the three months ended June 30, 2015 was $124.3 million, compared to $119.7 million for the same period of 2014. Higher DDA was attributable to additional DDA following the acquisition of Canadian Malartic which closed at the end of the second quarter of 2014 including DDA on the amount of purchase price in excess of historical cost. Furthermore, additional DDA was recognized relative to the comparative period in 2014 from Pilar which completed commissioning effective October 1, 2014.

G&A, exploration and evaluation, other and net finance expenses were $83.9 million for the three months ended June 30, 2015, compared to $104.0 million for the same period in 2014, representing a decrease of 19%, a breakdown of which is as follows:

•	G&A expenses were $32.0 million, compared to $36.6 million for the same period in 2014, or 13% lower.

•	Exploration and evaluation expenses were $4.0 million, compared to $4.3 million for the same period of 2014, or 7% lower.

•
Other expenses were $3.4 million, compared to $38.7 million for the same period of 2014, or 91% lower, mainly reflecting the fact that the 2014 period also includes transaction costs on the acquisition of Canadian Malartic with no current period comparative cost.

•
Net finance expense was $44.5 million, compared to net finance expense of $24.4 million for the same period of 2014, an increase of 82% due to higher foreign exchange losses as some of the currencies appreciated against the US Dollar towards the end of the period, higher interest expense on higher long-term debt following the acquisition of Canadian Malartic and reduced amount of interest capitalized following the completion of mine commissioning.

Equity loss from Alumbrera was $6.6 million for the three months ended June 30, 2015, compared to equity earnings of $0.3 million for the three months ended June 30, 2014. The equity loss was mainly a result of lower metal prices and planned reduced production from Alumbrera as the mine is near the end of its life. No cash dividends were received during the three months ended June 30, 2015 from the Company’s equity investment in Alumbrera compared to $10.5 million of the same period of 2014.

For the six months ended June 30, 2015

Net loss from continuing operations attributable to Yamana equity holders for the six months ended June 30, 2015 was $142.3 million or $0.15 per share, impacted by higher income tax expense and an equity loss from Alumbrera with equity earnings in the comparative period. This compares to net loss from continuing operations attributable to Yamana equity holders of $15.7 million or $0.02 per share basic for the six months ended June 30, 2014. The income tax expense for the first six months reflects the impact of non-cash unrealized foreign exchange losses related to deferred income taxes of $76.7 million, as during the period the Brazilian Real, Argentinean Peso, Mexican Peso and Canadian Dollar devalued against the US Dollar (for a detailed discussion, see Section 9).

Adjusted loss (a non-GAAP measure, see Section 13) from continuing operations was $45.8 million or $0.05 per share basic for the six months ended June 30, 2015, compared to adjusted earnings of $59.9 million or $0.08 per share for the same period of 2014. Mine operating earnings for the six months ended June 30, 2015 were $98.6 million, compared to $114.0 million for the same period of 2014. Adjusted loss and mine operating earnings for the period were impacted by lower realized metal prices of approximately 7% for gold, 18% for silver and 9% for copper and higher costs and DDA offset by higher sales volume. Mine operating earnings included additional depletion, depreciation and amortization as a result of the acquisition of Canadian Malartic in the second quarter of 2014 and Pilar which completed commissioning in the third quarter of 2014.

Cash flows from operating activities from continuing operations for the six months ended June 30, 2015, after and before (a non-GAAP measure, see Section 13) changes in non-cash working capital, were $125.4 million and $245.3 million, respectively. The Company generated $0.27 of operating cash flows before changes in non-cash working capital for every dollar of revenue generated during the period, which is consistent with the same period of 2014, not including dividends from Alumbrera and notwithstanding lower metal prices in 2015 compared to 2014. Operating cash flow before changes in non-cash working capital for every dollar of revenue generated improved in the second quarter, since the final payment of prior year's taxes is made at the beginning of the following fiscal year.

Revenue for the six months ended June 30, 2015 of $913.0 million, compared to $797.8 million for the same period of 2014 as a result of higher sales quantities driven predominantly by the contribution from Canadian Malartic acquired at the end of the second quarter of 2014, offset by lower metal prices. Revenue for the first six months of 2015 was generated from the sale of 588,348 ounces of gold, 4.8 million ounces of silver and 58.2 million pounds of copper, excluding attributable sales from Alumbrera which is accounted for as an equity investment. This compares to sales, excluding Alumbrera, of 445,697 ounces of gold, 4.4 million ounces of silver and 54.0 million pounds of copper for the six months ended June 30, 2014. The average realized price of gold for the six months ended June 30, 2015 was $1,206 per ounce, compared to $1,293 per ounce for the same period in 2014, or 7% lower and the average realized silver price was $16.51 per ounce, compared to $20.19 per ounce for the same period in 2014, or 18% lower. The average realized price of copper was $2.90 per pound, compared to the $3.18 per pound for the same period in 2014, or 9% lower.

Revenue for the period was comprised of the following:

For the six months ended June 30,	2015				2014
(In millions of Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Prices (iii)	Revenue	Revenue
Gold (i)	588,348	oz	$1,206	$709.4	$570.4
Silver (i)	4,770,494	oz	16.51	78.8	88.9
Copper (i)	58,235,066	lbs	2.90	169.0	171.5
Gross revenue				$957.2	$830.8
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(18.5)	(15.6)
- Sales taxes				(13.3)	(15.8)
- Metal price adjustments related to concentrate revenue				(12.5)	2.2
- Other adjustments				0.1	(3.8)
Revenue (ii)				$913.0	$797.8
______________________________

(i)	Includes payable gold, silver and copper contained in concentrate.

(ii)	Excludes Alumbrera which is accounted for as an equity investment and Ernesto/Pau-a-Pique which is a discontinued operation.

(iii)
Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales. Realized price for copper of $2.90 is better than market price reflecting the settlements on copper forward contracts entered into by the Company.

Cost of sales excluding depletion, depreciation and amortization for the six months ended June 30, 2015 was $552.2 million, compared to $452.2 million for the same period in 2014. Cost of sales excluding depletion, depreciation and amortization for the second quarter was higher than that of the same period in 2014 due to higher sales volume and higher cash costs.

The following table provides a reconciliation of the co-product cash cost (a non-GAAP measure, see Section 13) to the cost of sales excluding depletion, depreciation and amortization for the period:

For the six months ended June 30,	2015				2014
(In millions of Dollars; unless otherwise noted)	Gold/Silver Ounces or Pounds of Copper Produced (i)		Co-product Cash Cost per Unit (ii)	Total Costs	Total Costs
Chapada — Gold	52,532	oz	$379	$19.9	$23.2
Chapada — Silver	134,920	oz	3.25	0.4	0.8
Chapada — Copper	60,462,766	lbs	1.57	95.3	107.1
El Peñón — Gold	115,931	oz	635	73.6	72.9
El Peñón — Silver	4,194,176	oz	8.02	33.6	31.5
Gualcamayo — Gold	83,734	oz	782	65.5	65.4
Mercedes — Gold	43,576	oz	914	39.8	33.6
Mercedes — Silver	192,371	oz	8.40	1.6	2.0
Canadian Malartic — Gold (50% interest)	136,334	oz	620	84.6	7.3
Minera Florida — Gold	54,411	oz	737	40.1	33.4
Minera Florida — Silver	333,489	oz	9.38	3.1	2.9
Jacobina — Gold	39,908	oz	971	38.7	40.8
Brio Gold — Gold	66,389	oz	797	52.9	26.6
Co-product cash cost of sales (ii)				$549.1	$447.5
Add (deduct):
- Inventory movements and adjustments				10.3	1.1
- Treatment and refining charges of gold and copper concentrate				(18.5)	(15.6)
- Commercial and other costs				5.4	10.6
- Overseas freight for Chapada concentrate				5.9	8.6
Cost of sales excluding depletion, depreciation and amortization (i)				$552.2	$452.2
______________________________

(i)	Excludes Alumbrera which is accounted for as an equity investment and Ernesto/Pau-a-Pique which is a discontinued operation.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

Depletion, depreciation and amortization ("DDA") expense for the six months ended June 30, 2015 was $262.2 million, compared to $231.6 million for the same period of 2014. Higher DDA was attributable to additional DDA following the acquisition of Canadian Malartic which closed at the end of the second quarter of 2014 including DDA on the amount of purchase price in excess of historical cost. Furthermore, additional DDA was recognized relative to the comparative period in 2014 from Pilar which completed commissioning effective October 1, 2014.

G&A, exploration and evaluation, other and net finance expenses were $153.4 million for the six months ended June 30, 2015, in line with $154.2 million for the same period in 2014, a breakdown of which is as follows:

•	G&A expenses were $61.5 million, compared to $68.1 million for the same period in 2014, or 10% lower.

•	Exploration and evaluation expenses were $9.4 million, in line with the $8.9 million for the same period of 2014.

•
Other expenses were $26.8 million, compared to $50.9 million for the same period of 2014, or 47% lower, as other expenses for the 2014 period include transaction costs on the acquisition of Canadian Malartic with no current period comparative cost.

•
Net finance expense was $55.7 million, compared to net finance expense of $26.3 million for the same period of 2014, or approximately double, due to higher interest expense on higher long-term debt following the acquisition of Canadian Malartic and reduced amount of interest capitalized following the completion of mine commissioning partially offset by a higher net foreign exchange gain relative to the same period of 2014.

Equity loss from Alumbrera was $11.0 million for the six months ended June 30, 2015, compared to equity earnings of $1.4 million for the six months ended June 30, 2014. Equity loss was mainly a result of lower metal prices and reduced production from Alumbrera as the mine is near the end of its life. No cash dividends were received during the six months ended June 30, 2015 from the Company’s equity investment in Alumbrera compared to $28.1 million of the same period of 2014.

5.2    Overview of Operating Results

For the three months ended June 30, 2015

Production for the second quarter was higher than 2014 levels. Overall, production was in line with target and at most mines was in line or above targets, except Jacobina and Mercedes for each of which production was below target. Had production at Jacobina and Mercedes been in line with target, the Company would have been well positioned to comfortably exceed overall production targets. Planned improvements at Jacobina and Mercedes began to take hold late into the second quarter and, as such, production at these mines will improve for the second half of the year.

Gold

Second quarter gold production from continuing operations of 298,818 ounces was 7% higher compared to the 279,118 ounces of gold in the second quarter of 2014. Production from core assets for the quarter was 258,495 ounces of gold and compares to 236,240 ounces of gold in the second quarter of 2014, representing a 9% increase. Production increases from the second quarter of 2014 included a 14% increase at Jacobina, a 4% increase at Chapada, a 4% increase at Minera Florida, a 2% increase at Brio Gold, as well as the attributable ounces from Canadian Malartic. Production increases from the first quarter of 2015 included a 35% increase at Chapada, a 15% increase at Jacobina, a 13% increase at Brio Gold and a fourth consecutive quarterly record at Canadian Malartic. Production continues to be expected to be higher for the second half of the year with the largest impact at mines that contribute most significantly to the operating cash flow generation of the Company.

The following summarizes total production of gold ounces by mine for the second quarter relative to the comparative quarter in 2014:

-
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
Chapada
El Peñón
Guaiamayo
Mercedes
Canadian Malartic (i)
Minera Florida
Jacobina
Alumbrera (12.5%)
Brio Gold
Q2 2015
Q2 2014

(i)	Canadian Malartic acquisition closed June 16, 2014.

Cash costs (a non-GAAP measure, see Section 13) for the second quarter were $603 per ounce of gold, compared to $540 per ounce of gold in the same quarter of 2014.  Cash costs were impacted by a 6% decline in the realized price of copper resulting in lower by-product credits for the quarter partly offset by higher sales volume. On a co-product basis, cash costs (a non-GAAP measure, see Section 13) for the second quarter were $701 per ounce of gold, compared to the $646 per ounce of gold in the second quarter of 2014. Higher total cash costs are due to higher sales volume and higher costs due to planned lower grades at some mines. Relative to the first quarter of 2015, cash costs on a co-product basis reflect the impact of lower production.

All-in sustaining costs ("AISC", a non-GAAP measure, see Section 13) were $896 per ounce of gold compared to $897 per ounce of gold for the second quarter of 2014. On a co-product basis, AISC were $949 per ounce of gold for the second quarter compared to $951 per ounce of gold for the second quarter of 2014. AISC from core assets of $878 per ounce of gold on a co-product basis.

Silver

Second quarter silver production was 2.4 million ounces in line with the 2.4 million ounces of silver in the second quarter of 2014. Cash costs for the second quarter of 2015 were $6.59 per ounce of silver, impacted by lower by-product copper credits when compared to $6.57 per ounce of silver in the second quarter of 2014. Cash costs on a co-product basis for the second quarter were $8.29 per ounce of silver, compared to $8.01 per ounce of silver in the second quarter of 2014.

Copper

Copper production for the three months ended June 30, 2015 was 36.4 million pounds, compared to 39.4 million pounds for the same period of 2014. Copper production for the three months ended June 30, 2015 was 33.6 million pounds from the Chapada mine, compared to 33.0 million pounds for the same period of 2014. Cash costs per pound of copper on a co-product basis were $1.39 per pound from the Chapada mine compared to $1.75 per pound of copper in the second quarter of 2014.

For the six months ended June 30, 2015

Production for the first half of the year was higher than 2014 levels. Overall, production was in line with target, well positioning the Company toward its annual production guidance. Production at most mines was in line or above targets except for Jacobina and Mercedes for each of which production was below target, mostly as a result of production in the second quarter. Planned improvements at Jacobina and Mercedes began to take hold late into the second quarter and, as such, production at these mines will improve for the second half of the year.

Gold

Production in the first half of 2015 was 603,692 ounces of gold of which 603,232 ounces were gold from continuing operations or 20% and 18% higher than the 516,498 and 501,979 ounces of gold from continuing operations in the same period of 2014, respectively. Production from core assets of 526,426 ounces of gold was 26% higher than the 417,686 ounces of gold in the same period of 2014. Higher production included a 19% increase at Jacobina, a 9% increase at Minera Florida and a 6% increase at Chapada as well as the attributable ounces from Canadian Malartic.

The following summarizes the cumulative effect of gold production at each mine for the current and comparative period of 2014:

-
20,000
40,000
60,000
80,000
100,000
120,000
140,000
Chapada
El Peñón
Guaicamayo
Mercedes
Canadian Malartic (l)
Minera Florida
Jacobina
Alumbrera (12.5%)
Brio Gold
2015
2014
Q1
Q2

(i)	Canadian Malartic acquisition closed June 16, 2014.

Cash costs from continuing operations in the first half of 2015 were $629 per ounce of gold, compared to $511 per ounce of gold in the same period of 2014.  While production increased 20% compared to the first six months of 2014, cash costs were impacted by a 9% decline in the realized price of copper resulting in lower by-product credits for the first half year. On a co-product basis, cash costs from continuing operations for the first six months of 2015 were $699 per ounce of gold, compared to $664 per ounce of gold in the same period of 2014.

In the first half of 2015, AISC were $895 per ounce of gold, compared to $881 per ounce of gold for the same period of 2014. On a co-product basis, AISC from continuing operations were $922 per ounce of gold for the first six months of 2015, compared to $988 per ounce of gold for the same period of 2014. All-in sustaining costs from core assets of $845 per ounce of gold a co-product basis for the first half of 2015, in line with the same period of 2014.

Silver

Silver production for the first half of 2015 was 4.9 million ounces compared to 4.5 million ounces of silver for the same period of 2014. Cash costs from continuing operations for the first half of 2015 were $6.85 per ounce of silver, impacted by lower by-product copper credits when compared to $6.66 per ounce of silver in the same period of 2014. Cash costs from continuing operations on a co-product basis were $7.99 per ounce of silver, compared to $8.16 per ounce of silver in the first half of 2014.

Copper

Copper production for the first half of 2015 was 66.3 million pounds including Alumbrera, compared to 74.1 million pounds for the same period of 2014. Copper production for the first half of 2015 was 60.5 million pounds from the Chapada mine, in line with the 60.5 million pounds for the same period of 2014. Cash costs per pound of copper on a co-product basis were $1.57 per pound from the Chapada mine compared to $1.79 per pound of copper in the second half of 2014.

6.    OPERATING MINES

CHAPADA, BRAZIL

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2015	2014		2015	2014
Production
Concentrate (tonnes)	61,324	60,975	1%	109,009	112,546	(3)%
Gold contained in concentrate (ounces)	30,172	28,875	4%	52,532	49,330	6%
Silver contained in concentrate (ounces)	72,978	77,148	(5)%	134,920	139,877	(4)%
Copper contained in concentrate (millions of pounds)	33.6	33.0	2%	60.5	60.5	—%

Cash costs per gold ounce produced (ii)	$(969)	$(505)	92%	$(639)	$(615)	4%
Cash costs per silver ounce produced (ii)	$(52.28)	$(39.70)	32%	$(37.77)	$(43.88)	(14)%
Co-product cash costs per gold ounce produced (ii)	$322	$403	(20)%	$379	$444	(15)%
Co-product cash costs per silver ounce produced (ii)	$2.95	$4.74	(38)%	$3.25	$4.94	(34)%
Co-product cash costs per pound of copper produced (ii)	$1.39	$1.75	(21)%	$1.57	$1.79	(12)%

Ore mined (tonnes)	5,440,428	4,375,863	24%	8,429,404	8,728,649	(3)%
Ore processed (tonnes)	4,997,816	5,034,490	(1)%	9,260,162	9,879,242	(6)%

Gold feed grade (g/t)	0.32	0.30	8%	0.30	0.26	15%
Copper feed grade (%)	0.38	0.37	2%	0.37	0.35	6%
Concentrate grade - gold (g/t)	15.30	14.73	4%	14.99	13.63	10%
Concentrate grade - copper (%)	24.86	24.52	1%	25.16	24.40	3%

Gold recovery rate (%)	58.5	60.0	(3)%	59.1	59.4	(1)%
Copper recovery rate (%)	80.8	80.0	1%	80.2	79.7	1%

Sales (iii)
Concentrate (tonnes)	60,455	56,010	8%	110,792	104,757	6%
Payable ounces contained in concentrate
Payable gold contained in concentrate (ounces)	28,700	21,458	34%	49,185	39,958	23%
Payable silver contained in concentrate (ounces)	48,183	16,509	192%	90,147	43,807	106%
Payable copper contained in concentrate (millions of pounds)	31.5	28.7	10%	58.2	54.0	8%

Depletion, depreciation and amortization
Per gold ounces sold	$118	$128	(8)%	$120	$128	(6)%
Per silver ounces sold	$1.53	$2.39	(36)%	$1.68	$2.17	(23)%
Per copper pound sold	$0.26	$0.30	(13)%	$0.27	$0.30	(10)%
______________________________

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

Chapada continued the year with strong results for the second quarter, following a strong first quarter. Production was higher, and co-product cash costs lower compared to the second quarter of 2014, and the mine exceeded targets for the second quarter and first half of the year.

At Chapada, higher gold and copper production compared to the second quarter of 2014 reflects increased gold and copper grades mostly from the contribution of higher grade ore from Corpo Sul. Gold production increased approximately 35% compared to the first quarter of 2015 reflecting an increase in gold grades. Silver production also increased in comparison to the first quarter of 2015. Copper production in the second quarter was in line with the second quarter of 2014 and approximately 25% higher than the first quarter of 2015 benefiting from higher grades.

Lower co-product cash costs for gold compared to the second quarter of 2014 and the first quarter of 2015 were the result of increased production. Co-product cash costs for copper were lower compared to the second quarter of 2014 due to the favourable foreign exchange impact during the period. Hedges denominated in Brazilian Real negatively impacted the second quarter of 2015 co-product cash costs per gold ounce and per copper pound by $38 and $0.14, respectively, compared to a negative impact of $20 per gold ounce and $0.08 per copper pound in the comparative quarter of 2014. The expiry of the hedges in the fourth quarter will result in an improved cost structure for both gold and copper.

The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of Chapada's forecast copper concentrate sales. In late 2014, the Company entered into contracts representing approximately 60% of expected Chapada production for 2015 at a price of $3.00 per pound. For the three and six months ended June 30, 2015, $5.4 million and $12.1 million, respectively, have been settled under this program positively impacting earnings and cash flow for the periods then ended. These settlements are reflected on the effective realized copper price of $2.91 and $2.90 per pound as compared to average market copper prices of $2.74 and $2.69 per pound, for the three and six months ended June 30, 2015, respectively. As at June 30, 2015, the Company has open contracts remaining for approximately 37 million pounds of copper at $3.00 per pound.

Stable throughput at higher levels is expected going forward from more efficient flow of material through the now commissioned in-pit crusher. Certain modifications completed late in the second quarter, the most impactful of which was to the discharge chute at the head of the overland conveyor, are expected to further increase efficiency. The Company continues to advance efforts to increase recoveries. In the second quarter, improvements to the plant flotation circuit resulted in better than expected recoveries, which partially offset the impact on throughput resulting from the increase in processing of harder ore.

In the second quarter of 2015, Chapada produced 30,172 ounces of gold and 72,978 ounces of silver compared to 28,875 ounces of gold and 77,148 ounces of silver for the same quarter of 2014. Co-product cash costs were $322 per ounce of gold and $2.95 per ounce of silver in the second quarter, compared to $403 per ounce of gold and $4.74 per ounce of silver in the same quarter of 2014.

Copper production was 33.6 million pounds in the second quarter of 2015, compared to production of 33.0 million pounds of copper for the same quarter of 2014. Co-product cash costs for copper were $1.39 per pound in the second quarter compared to $1.75 per pound for the same quarter of 2014.

Chapada produced 52,532 ounces of gold and 134,920 ounces of silver in the first half of 2015, compared to 49,330 ounces of gold and 139,877 ounces of silver in the same period of 2014. Cash costs were $379 per ounce of gold and $3.25 per ounce of silver in the first half of 2015, compared to $444 per ounce of gold and $4.94 per ounce of silver in the same period of 2014.

Copper production was 60.5 million pounds in the first half of 2015, compared to production of 60.5 million pounds of copper for the same period of 2014. Co-product cash costs for copper were $1.57 per pound in the first half of 2015, compared to $1.79 per pound for the same period of 2014.

Payable ounces of gold and silver increased due to higher sales quantities of concentrate during the period, together with higher concentrate grade of the aforementioned metals.

EL PEÑÓN, CHILE

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2015	2014		2015	2014
Production
Gold production (ounces)	55,404	75,727	(27)%	115,931	135,396	(14)%
Silver production (ounces)	2,028,975	2,013,812	1%	4,194,176	3,838,607	9%

Co-product cash costs per gold ounce produced (i)	$676	$492	37%	$635	$539	18%
Co-product cash costs per silver ounce produced (i)	$8.43	$7.98	6%	$8.02	$8.20	(2)%

Ore mined (tonnes)	312,159	362,039	(14)%	615,179	740,044	(17)%
Ore processed (tonnes)	364,181	366,756	(1)%	743,256	718,157	3%

Gold feed grade (g/t)	5.07	6.81	(26)%	5.24	6.29	(17)%
Silver feed grade (g/t)	198.56	210.56	(6)%	202.58	201.63	—%

Gold recovery rate (%)	93.0	93.6	(1)%	92.9	93.4	(1)%
Silver recovery rate (%)	87.8	81.7	7%	87.1	82.5	6%

Sales
Gold (ounces)	55,623	74,406	(25)%	115,411	133,610	(14)%
Silver (ounces)	2,015,907	1,929,133	4%	4,160,757	3,767,039	10%

Depletion, depreciation and amortization
Per gold ounce sold	$405	$346	17%	$409	$372	10%
Per silver ounce sold	$5.57	$5.30	5%	$5.63	$5.80	(3)%
______________________________

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

El Peñón production in the second quarter and first half of the year were in line with targets, despite being affected by heavy rains in Northern Chile which occurred in late March. El Peñón mined and processed lower grade in the first half of 2015 than it did in the comparative period of 2014, all of which was consistent with its mine plan. For the second half of 2015, the Company expects better production and costs, predominantly driven by the expectation of higher grades and a strong fourth quarter.

At El Peñón, gold production was lower compared to the second quarter of 2014 mostly as a result of planned lower gold grades. Production was in line with the Company's mine plans, which recognized that during the quarter significant ore contribution would be coming from areas where grades were more erratic, particularly as mining entered ore fringe areas of higher grade bodies such as Bonanza. Silver recovery was higher compared to 2014. Higher costs during the quarter were related to the relative increase in ore development due to mining of fringe areas and the lower grade compared to the second quarter of 2014. Costs are expected to be lower in the second half of the year mostly due to operational improvements planned for and initiated in the first half of the year. Third quarter production is expected to be lower than the fourth quarter as the Company continues to move through peripheral areas. Planned production contribution from higher grade areas in both the north and south mines will be mostly realized in the fourth quarter.

In the second quarter of 2015, El Peñón produced 55,404 ounces of gold and 2.0 million ounces of silver, compared to 75,727 ounces of gold and 2.0 million ounces of silver for the same quarter of 2014. Cash costs were $676 per ounce of gold and $8.43 per ounce of silver in the second quarter of 2015, compared to $492 per ounce of gold and $7.98 per ounce of silver in the same quarter of 2014.

El Peñón produced 115,931 ounces of gold and 4.2 million ounces of silver in the first half of 2015, compared to 135,396 ounces of gold and 3.8 million ounces of silver in the same period of 2014. Cash costs were $635 per ounce of gold and $8.02 per ounce of silver in the first half of 2015, compared to $539 per ounce of gold and $8.20 per ounce of silver in the same period of 2014.

GUALCAMAYO, ARGENTINA

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2015	2014		2015	2014
Production
Gold production (ounces)	37,558	52,863	(29)%	83,734	91,344	(8)%

Co-product cash costs per gold ounce produced (i)	$795	$700	14%	$782	$716	9%

Ore mined (tonnes)	1,848,452	1,349,512	37%	3,592,369	3,323,077	8%
Ore processed (tonnes)	1,754,416	1,435,864	22%	3,498,956	3,341,551	5%

Gold feed grade (g/t)	1.44	1.63	(12)%	1.36	1.54	(12)%
Gold recovery rate (%)	46.1	66.7	(31)%	54.6	67.4	(19)%

Sales
Gold sales (ounces)	36,825	53,590	(31)%	82,937	92,371	(10)%

Depletion, depreciation and amortization per gold ounce sold	$311	$390	(20)%	$286	$458	(38)%
______________________________

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

For Gualcamayo, production for the first half of 2015 was in line with target, although production in the first quarter exceeded target, while production in the second quarter was below target, mostly due to a localized ore zone with increased clay levels encountered early in the second quarter which had a negative impact on recoveries, production and costs overall in the quarter. This is considered a timing issue for recoveries. Also, for the balance of the year, the Company expects to improve production and costs as the ore loaded on the heap leach pads in the balance of the second quarter and thereafter does not contain the higher clay levels. Production is planned to increase in the third and fourth quarters.

At Gualcamayo, production was lower compared to the second quarter of 2014 mostly due to lower recoveries partially offset by higher throughput. Gold grades in the quarter were higher than the first quarter of 2015 and are consistent with normal mine sequencing as the contribution from the lower grade open-pit ore was partially offset by the contribution from the higher grade QDD Lower West ("QDDLW") underground mine. Recoveries during the quarter were impacted by ore from a localized clay zone with slower leaching times, thereby resulting in an increased level of metal in progress, which is expected to be recovered in subsequent quarters. Recoveries are expected to increase and to normalize to recovery levels comparable to levels established in prior years as the effects of a localized clay zone encountered early in the second quarter pass and as ore loaded onto the pads no longer contains higher clay concentration.

The expansion of the Adsorption and Desorption plant remains on track for completion in the third quarter and will further increase recoveries beginning late in 2015. Furthermore, as the Company increases the proportion of production from sub-level caving underground mining beginning in 2016, which is now in development, more ore will be contributed from high grade underground operations and costs will further improve.

During the second quarter, a Preliminary Economic Assessment for the Deep Carbonates project, which describes a potential large scale, bulk tonnage underground operation beneath the current QDD pit limits, was advanced. An internal review of the project has been completed and the findings are being consolidated for release later in 2015.

In the second quarter of 2015, Gualcamayo produced 37,558 ounces of gold, compared to 52,863 ounces of gold in the same quarter of 2014. Cash costs were $795 per ounce of gold in the second quarter of 2015, compared to $700 per ounce of gold in the second quarter of 2014.

Gualcamayo produced 83,734 ounces of gold in the first half of 2015, compared to 91,344 ounces of gold in the same period of 2014. Cash costs were $782 per ounce of gold in the first half of 2015, compared to $716 per ounce of gold in the same period of 2014.

MERCEDES, MEXICO

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2015	2014		2015	2014
Production
Gold production (ounces)	19,306	22,809	(15)%	43,576	46,388	(6)%
Silver production (ounces)	78,932	93,057	(15)%	192,371	187,099	3%

Co-product cash costs per gold ounce produced (i)	$1,018	$779	31%	$914	$722	27%
Co-product cash costs per silver ounce produced (i)	$10.11	$11.41	(11)%	$8.40	$10.71	(22)%

Ore mined (tonnes)	121,971	170,012	(28)%	234,358	328,263	(29)%
Ore processed (tonnes)	179,983	167,552	7%	355,907	327,114	9%

Gold feed grade (g/t)	3.65	4.60	(21)%	4.10	4.71	(13)%
Silver feed grade (g/t)	37.67	58.58	(36)%	45.37	59.31	(24)%

Gold recovery rate (%)	92.1	93.9	(2)%	93.2	94.3	(1)%
Silver recovery rate (%)	36.1	30.0	20%	37.1	30.1	23%

Sales
Gold (ounces)	18,563	24,002	(23)%	43,963	46,789	(6)%
Silver (ounces)	78,334	98,436	(20)%	195,450	188,175	4%

Depletion, depreciation and amortization
Per gold ounce sold	$471	$449	5%	$429	$427	—%
Per silver ounce sold	$6.44	$6.91	(7)%	$5.91	$6.66	(11)%
______________________________

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Mercedes production for the second quarter of 2015 was below target, largely driven by excessive mining dilution. The impact of dilution resulted in lower feed grades, lower recoveries and higher costs. For the second half of 2015, results are expected to improve significantly as the Company takes measures to improve dilution control, which will lower dilution going forward. Additionally, grade is expected to improve as the Company transitions into the higher grade areas of Lagunas and Barrancas.

The Company expects gold and silver production to increase to higher levels beginning in the third quarter and further increasing in the fourth quarter mostly due to better dilution control, with improved design, engineering and blasting, and as the Company transitions into the aforementioned higher grade areas. The increased silver recoveries were consistent with the first quarter of 2015.

In the second quarter of 2015, Mercedes produced 19,306 ounces of gold and 78,932 ounces of silver, compared to 22,809 ounces of gold and 93,057 ounces of silver in the same quarter of 2014. Cash costs were $1,018 per ounce of gold and $10.11 per ounce of silver in the second quarter of 2015, compared to $779 per ounce of gold and $11.41 per ounce of silver in the same quarter of 2014. Hedges denominated in Mexican Peso negatively impacted the second quarter of 2015 co-product cash costs per gold ounce by $21, compared to a positive impact of $2 per gold ounce in the comparative quarter of 2014. The expiry of the hedges which occurred during the current quarter will result in an improved cost for gold going forward and will coincide with an improving production profile and cost structure.

Mercedes produced 43,576 ounces of gold and 192,371 ounces of silver in the first half of 2015, compared to 46,388 ounces of gold and 187,099 ounces of silver in the same period of 2014. Cash costs were $914 per ounce of gold and $8.40 per ounce of silver in the first half of 2015, compared to $722 per ounce of gold and $10.71 per ounce of silver in the same period of 2014.

CANADIAN MALARTIC (50% interest), CANADA

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics (i)	2015	2014		2015	2014
Production
Gold production (ounces)	68,440	11,878	476%	136,334	11,878	1,048%

Co-product cash costs per gold ounce produced (ii)	$609	$614	(1)%	$620	$614	1%

Ore mined (tonnes)	2,323,982	366,786	534%	5,213,745	366,786	1,321%
Ore processed (tonnes)	2,307,082	397,813	480%	4,646,556	397,813	1,068%

Gold feed grade (g/t)	1.04	1.03	1%	1.02	1.03	(1)%
Gold recovery rate (%)	88.5	89.9	(2)%	89.2	89.9	(1)%

Sales
Gold sales (ounces)	72,264	16,303	343%	135,067	16,303	728%

Depletion, depreciation and amortization per gold ounce sold	$348	$314	11%	$364	$314	16%
______________________

(i)	Canadian Malartic acquisition closed June 16, 2014.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Canadian Malartic continues to operate at levels that are in line with, or above target, and production in the second quarter achieved a fourth consecutive quarterly record of 68,440 ounces of gold on a 50%-basis. Increased production compared to the first quarter of 2015 was the result of higher grades partially offset by lower throughput and slightly lower recovery rates. Throughput in the first half of 2015 was lower in part due to an unplanned maintenance shutdown relating to the conveyor belt. Throughput is planned at an average of 53,000 tonnes per day for the second half of 2015 and will remain at, or above that level. The planned reduction in throughput levels in the second half compared to previous expectations is due to limitations relating to pre-crushing activities. Production expectations are unchanged as the planned reduction in throughput is expected to be offset by an increase in grade. Cash costs in the second quarter were lower than the first quarter of 2015 and were positively impacted by increased production and lower production costs in all sectors.

In the second quarter of 2015, Canadian Malartic produced 68,440 ounces of gold on a 50%-basis, compared to 67,894 ounces of gold in the first quarter of 2015. Cash costs were $609 per ounce of gold in the second quarter, compared to $632 per ounce in the first quarter of 2015.

Canadian Malartic produced 136,334 ounces of gold on a 50%-basis at cash costs of $620 per ounce in the first half of 2015.

MINERA FLORIDA, CHILE

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2015	2014		2015	2014
Production
Gold production (ounces)	26,298	25,311	4%	54,411	49,721	9%
Silver production (ounces)	191,162	185,952	3%	333,489	381,239	(13)%

Co-product cash costs per gold ounce produced (i)	$757	$673	12%	$737	$673	10%
Co-product cash costs per silver ounce produced (i)	$8.13	$8.01	1%	$9.38	$7.67	22%

Ore mined (tonnes)	216,565	207,417	4%	417,140	415,833	—%
Ore processed (tonnes)	466,584	405,855	15%	920,880	853,258	8%

Gold feed grade (g/t)	2.16	2.41	(10)%	2.24	2.27	(1)%
Silver feed grade (g/t)	20.70	24.89	(17)%	19.72	25.46	(23)%

Gold recovery rate (%)	80.8	80.4	—%	81.2	79.9	2%
Silver recovery rate (%)	60.1	57.3	5%	58.5	54.6	7%

Sales
Gold (ounces)	26,341	24,635	7%	54,356	48,730	12%
Silver (ounces)	189,055	173,701	9%	323,460	417,463	(23)%

Depletion, depreciation and amortization
Per gold ounce sold	$539	$668	(19)%	$534	$653	(18)%
Per silver ounce sold	$7.32	$10.33	(29)%	$7.31	$10.23	(29)%
_____________________________

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Minera Florida continued the year with strong production results for the second quarter of 2015, following strong first quarter production, all of which was above targets.

Higher gold and silver production compared to the second quarter of 2014 was the result of increased throughput and recoveries partially offset by lower grades. Gold and silver grades for the first half of the year were in line with mine plans as mining continued in lower grade areas. Silver grades were higher than the first quarter of 2015 resulting in a significant quarter over quarter increase in silver production and decrease in silver cash costs. Cash costs in the second quarter compared to the second quarter of 2014 were impacted by lower gold and silver grades.

In the second quarter of 2015, Minera Florida produced 26,298 ounces of gold and 191,162 ounces of silver, compared to 25,311 ounces of gold and 185,952 ounces of silver in the same quarter of 2014. Cash costs were $757 per ounce of gold and $8.13 per ounce of silver in the second quarter of 2015, compared to $673 per ounce of gold and $8.01 per ounce of silver in the same quarter of 2014.

Minera Florida produced 54,411 ounces of gold and 333,489 ounces of silver in the first half of 2015, compared to 49,721 ounces of gold and 381,239 ounces of silver in the same period of 2014. Cash costs were $737 per ounce of gold and $9.38 per ounce of silver in the first half of 2015, compared to $673 per ounce of gold and $7.67 per ounce of silver in the same period of 2014.

JACOBINA, BRAZIL

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2015	2014		2015	2014
Production
Gold production (ounces)	21,318	18,776	14%	39,908	33,629	19%

Co-product cash costs per gold ounce produced (i)	$978	$1,188	(18)%	$971	$1,213	(20)%

Ore mined (tonnes)	359,847	358,901	—%	715,213	699,930	2%
Ore processed (tonnes)	366,308	350,919	4%	714,581	690,801	3%

Gold feed grade (g/t)	1.89	1.82	4%	1.85	1.66	11%
Gold recovery rate (%)	95.6	91.6	4%	94.0	90.9	3%

Sales
Gold Sales (ounces)	21,801	18,287	19%	41,289	33,650	23%

Depletion, depreciation and amortization per gold ounce sold	$351	$482	(27)%	$365	$565	(35)%
______________

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

While Jacobina’s production was higher and costs lower in the first half of 2015, when compared to the first half of 2014, the mine’s cumulative production for the first half of 2015 was below target, due to lower than planned head grades. For the second half of the year, grades are expected to significantly increase, resulting in higher production and lower costs. So far, in the third quarter, grades have been on average approximately 2.6 grams per tonne, compared to the processed grade of 1.89 grams per tonne in the second quarter. This trend of improved grades is expected to continue going forward, and to average at least 2.4 grams per tonne for the remainder of the year. Overall, grades expected to be realized in the second quarter were realized later than planned, mostly as a result of slower than expected development. With development now advanced into higher grade zones, production in the second half of the year is expected to be in line with or exceed targets, and significantly exceed production of the first half of the year.

At Jacobina, increased production at lower cost in the second quarter compared to the second quarter of 2014 continues to demonstrate advancement of the Company's plan for improvement at the operation and the focus on producing higher quality and more ounces. Production in the second quarter increased compared to the second quarter of 2014 and the first quarter of 2015 by 14% and 15%, respectively. Increased production was the result of increased throughput, grade and recoveries. Cash costs in the quarter were in line with the first quarter of 2015 and approximately 20% lower than the second quarter of 2014. Hedges denominated in Brazilian Real negatively impacted the second quarter of 2015 co-product cash costs per gold ounce by $110, compared to a negative impact of $57 per gold ounce in the comparative quarter of 2014. The expiry of the hedges in the fourth quarter will result in an improved cost for gold and will coincide with an improving production profile and cost structure.

Production and costs are expected to improve further throughout 2015 mostly as a result of improvements in grade. Grades increased in the second quarter, however, grades improved significantly in late June which has extended into July as development work now enters higher grade areas.

During the quarter, delineation drilling continued in the higher grade zone of Canavieras North, South and Morro do Vento, with results continuing to support the higher grades in the mineral resource model, as the assay results support grades significantly above the current mineral reserve grades. The refinement of the geological models and detailed mine planning of this area are ongoing in support of planned development into higher grade ore starting in the third quarter.

In the second quarter of 2015, Jacobina produced 21,318 ounces of gold, compared to 18,776 ounces of gold in the same quarter of 2014. Cash costs were $978 per ounce of gold in the second quarter of 2015, compared to $1,188 per ounce of gold in the second quarter of 2014.

Jacobina produced 39,908 ounces of gold in the first half of 2015, compared to 33,629 ounces of gold in the same period of 2014. Cash costs were $971 per ounce of gold in the first half of 2015, compared to $1,213 per ounce of gold in the same period of 2014.

BRIO GOLD, BRAZIL

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2015	2014		2015	2014
Production
Gold production from Brio Gold mines (i)	35,211	15,178	132%	66,389	27,871	138%
Gold production from Commissioning Brio Gold mines (ii)	—	19,390	(100)%	—	37,996	(100)%
Total production from Brio Gold mines	35,211	34,568	2%	66,389	65,867	1%
Cash costs per ounce of gold produced (iii)	$773	$934	(17)%	$797	$945	(16)%
______________________________

(i)	Includes Fazenda Brasileiro, Pilar and C1 Santa Luz.

(ii)	Commissioning at Pilar was completed as of September 30, 2014. C1 Santa Luz is on care and maintenance.

(iii)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

Second quarter results for Brio Gold and the ongoing progress with its portfolio continue to demonstrate significant value and continue to support a going public event.

In the second quarter of 2015, Brio Gold produced a total of 35,211 ounces of gold, compared to 34,568 ounces of gold in the same quarter of 2014. Cash costs were $773 per ounce of gold in the second quarter of 2015, compared to $934 per ounce of gold in the second quarter of 2014.

Brio Gold produced 66,389 ounces of gold in the first half of 2015, compared to 27,871 ounces of gold in the same period of 2014. Cash costs were $797 per ounce of gold in the first half of 2015, compared to $945 per ounce of gold in the same period of 2014.

PILAR, BRAZIL

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2015	2014		2015	2014
Production
Gold production (ounces) (i)	21,237	12,961	64%	40,390	24,847	63%

Co-product cash costs per gold ounce produced (ii)	$756	$—	—%	$792	$—	—%

Ore mined (tonnes)	294,796	203,455	45%	523,395	367,353	42%
Ore processed (tonnes)	308,156	301,259	2%	573,277	549,864	4%

Gold feed grade (g/t)	2.30	1.51	52%	2.35	1.59	48%
Gold recovery rate (%)	93.3	88.6	5%	93.3	88.8	5%

Sales
Gold Sales (ounces)	19,718	—	—%	38,919	—	—%

Depletion, depreciation and amortization per gold ounce sold	$188	$—	—%	$159	$—	—%
______________

(i)	Comparative includes commissioning production as commissioning at Pilar was completed as of September 30, 2014.

(ii)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Pilar, production of approximately 7,000 ounces per month in the second quarter was higher than the previous quarter which averaged approximately 6,300 ounces per month, and both for the first and second quarters, production exceeded targets. Increased production was due to increased grade and recoveries. Cash costs continued to improve in the quarter and were approximately 9% lower than the first quarter of 2015. Pilar continues to demonstrate improved production and operating costs as the result of more efficient mining and dilution control. Development work continues at the satellite Maria Lazarus deposit with full production stoping ready to begin in the third quarter of 2015. When in full production, Maria Lazarus is expected to contribute approximately 25,000 ounces per year.

In the second quarter of 2015, Pilar produced a total of 21,237 ounces of gold, compared to 12,961 ounces of gold in the same quarter of 2014. Cash costs were $756 per ounce of gold in the second quarter of 2015.

Pilar produced 40,390 ounces of gold in the first half of 2015, compared to 24,847 ounces of gold in the same period of 2014. Cash costs were $792 per ounce of gold in the first half of 2015.

FAZENDA BRASILEIRO, BRAZIL

	For the three months ended June 30,			For the six months ended June 30,
Operating Statistics	2015	2014		2015	2014
Production
Gold production (ounces)	13,974	15,178	(8)%	25,998	27,871	(7)%

Co-product cash costs per gold ounce produced (i)	$798	$949	(16)%	$804	$953	(16)%

Ore mined (tonnes)	301,730	273,008	11%	568,689	531,304	7%
Ore processed (tonnes)	294,837	288,817	2%	550,159	543,437	1%

Gold feed grade (g/t)	1.76	1.84	(4)%	1.75	1.80	(3)%
Gold recovery rate (%)	80.8	87.3	(7)%	84.1	88.9	(5)%

Sales
Gold Sales (ounces)	12,347	14,981	(18)%	27,220	28,836	(6)%

Depletion, depreciation and amortization per gold ounce sold	$548	$310	77%	$490	$308	59%
______________

(i)
A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis. Comparatives have been restated to conform to the change in presentation adopted in the current period.

At Fazenda Brasileiro, production and costs improved quarter over quarter as expected with production increasing approximately 16% compared to the first quarter of 2015. Improved production and costs in the quarter were the result of higher throughput and grade partially offset by lower recoveries.

In the second quarter of 2015, Fazenda Brasileiro produced a total of 13,974 ounces of gold, compared to 15,178 ounces of gold in the same quarter of 2014. Cash costs were $798 per ounce of gold in the second quarter, compared to $949 per ounce of gold in the second quarter of 2014.

Fazenda Brasileiro produced 25,998 ounces of gold in the first half of 2015, compared to 27,871 ounces of gold in the same period of 2014. Cash costs were $804 per ounce of gold in the first half of 2015, compared to $953 per ounce of gold in the same period of 2014.

C1 SANTA LUZ, BRAZIL

In the second quarter, detailed metallurgical testwork to further evaluate the identified options to modify the process flowsheet continued. Preliminary flowsheet modifications have been designed, and capital and operating cost estimates are expected early in the third quarter. Further detailed metallurgical testwork is expected in the second half of 2015 in order to optimize the modified process flowsheet with any further modifications expected to be integrated into the final design during the remainder of the year. Detailed engineering design of the flowsheet modifications are expected to be completed by the end of 2015, with the modifications to the plant taking place in the first half of 2016. Commissioning is planned to commence by mid-2016.

This work is being directed by Brio Gold’s management in consultation with the Company's technical services group.

Total capital spending at C1 Santa Luz is currently expected to be approximately $20 to $30 million for 2015 and 2016 which would be spent beginning in the second half of 2015 and most of which would be spent in 2016.

Once operations resume, C1 Santa Luz is targeted to produce approximately 100,000 ounces of gold annually, which would bring the total Brio production to 230,000 ounces of gold.

OTHER MINES

ALUMBRERA (12.5% interest), ARGENTINA

In the second quarter of 2015, Alumbrera produced 5,111 ounces of gold, compared to 8,311 ounces of gold in the same quarter of 2014. Cash costs were $643 per ounce of gold in the second quarter on a co-product basis, compared to $393 per ounce of gold in the second quarter of 2014.

Alumbrera produced 10,417 ounces of gold in the first half of 2015, compared to 18,426 ounces of gold in the same period of 2014. Cash costs were $611 per ounce of gold in the first half of 2015 on a co-product basis, compared to $347 per ounce of gold in the same period of 2014.

7.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following summary highlights key updates from the development projects of the Company since March 31, 2015.

Cerro Moro, Argentina

The Company previously announced the formal decision to proceed with the construction of Cerro Moro and provided updated project parameters with the announcement of year end 2014 results. During the second quarter, detailed engineering continued for the 1,000 tonnes per day processing plant and mine. Notable advancements in the quarter included improvements to the access road, continuation of site geotechnical and condemnation drilling, advancement of the locked-cycle metallurgical tests, the completion of orders on long-lead time items such as mills and crushers, the commencement of the first stage of the construction camp and the onsite arrival of the second reverse osmosis plant. Importantly, an agreement with the union involved with construction was signed during the quarter and the Company continued to assemble the construction team.

The project remains on track for construction to begin late in 2015 with the commencement of select bulk earthworks activities. The procurement of long lead items is underway with the majority of these contracts expected to be awarded in the second half of 2015.

Project capital costs are estimated at approximately $265 million which includes $31 million in late 2015 for detailed engineering and pre-development.

The Cerro Moro project contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining. The feasibility study is based on annual production in the first three years of 135,000 ounces of gold and 6.7 million ounces of silver, with annual production averaging approximately 102,000 ounces of gold and 5 million ounces of silver at a throughput of 1,000 tonnes per day. The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation and a Merrill Crowe circuit included.

The Company believes that the Cerro Moro project offers significant opportunities for the conversion of mineral resources into mineral reserves and for further discoveries on the property. This will serve to significantly improve the returns and value from this high grade project.

Agua Rica, Argentina

Agua Rica is a low cost, large scale porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina with proven and probable mineral reserves of approximately 10 billion pounds of copper and 6.5 million ounces of gold contained in approximately 910 million tonnes at copper and gold grades of 0.49% and 0.22 grams per tonne respectively.

On March 12, 2015, the Company announced the signing of a Definitive Agreement (the "Agreement”) with the provincial Government of Catamarca, Argentina (the "Government”), represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado (“CAMYEN”).  The Agreement advances the previously announced Memorandum of Understanding, which set the groundwork for cooperation to consolidate important mining projects and prospective properties in the province, most notably the Agua Rica property and the Cerro Atajo prospect, to create the Catamarca mining district (“the District”).  The Agreement is the first of its kind between a provincial company and a private company in the Catamarca Province.

The signing of the Agreement provides the basis for further advancement of exploration and ultimately mining in the District.  The Company expects to use the existing workforce at Agua Rica to begin a planned exploration program in 2015 with a focus on Cerro Atajo.  In addition, a plan is being implemented to train the existing workforce in Catamarca to ensure local communities have the opportunity to benefit directly from planned economic activity in the District.

The Company and the Government through CAMYEN will continue to evaluate the potential of Cerro Atajo and as the potential is confirmed a plan will be developed to improve and upgrade infrastructure in the District.  Under the Agreement CAMYEN will receive up to a 5% interest in a combined entity, including the Agua Rica project and the Cerro Atajo prospect.

The Cerro Atajo prospect lies 10 km east of Alumbrera and 25 km west of Agua Rica, a region in which both the Company and the Government have interests. The property is prospective for both high grade gold-copper-silver veins and large tonnage copper-

gold porphyry mineralization. Cerro Atajo is centred on an intrusive complex within the same host rock as the nearby Alumbrera mine.

The Company has begun a program to evaluate multiple alternatives to unlock the significant value inherent in Agua Rica. The program is expected to continue into 2016.

EXPLORATION

The Company continues to consider exploration to be a key to unlocking and creating further value for shareholders at existing operations. The 2015 exploration program focuses on finding higher quality ounces, being those ounces with the greatest potential to most quickly generate cash flow, and on infill drilling to do the work necessary to upgrade the existing inferred mineral resources.

The following is a summary of the exploration and evaluation expenditures for the current and comparative periods.

	For the three months ended June 30,		For the six months ended June 30,
(In millions of United States Dollars)	2015	2014	2015	2014
Exploration and evaluation capitalized (i)	$14.0	$15.8	$26.2	$27.1
Exploration and evaluation expensed (ii)	4.0	4.3	9.4	8.9
Total exploration and evaluation expenditures	$18.0	$20.1	$35.6	$36.0
______________________________

(i)
Capitalized exploration and evaluation costs are reflected in the Consolidated Balance Sheet's property, plant and equipment as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the consolidated statements of operations.

The following summary highlights the areas of focus for the 2015 exploration program and provides key updates from the second quarter of 2015.

Monument Bay, Canada

In June 2015, as part of the Mega Precious Metals Inc. acquisition, the Company acquired the Monument Bay property, which is located in Manitoba, approximately 570 kilometres northeast of Winnipeg, and consists of 136 contiguous claims totaling 338,000 square kilometres. The Twin Lakes deposit contains the majority of the gold and tungsten mineralization found on the property to date. The deposit occurs within the Archean North Caribou Terrane along and adjacent to the Stull-Wunnumin structural break. The large mineral resource base provides opportunities for future mineral resource growth through the potential expansion of the existing measured and indicated mineral resource base of 2.2 million ounces of gold in 46.9 million tonnes at an average grade of 1.43 grams per tonne.

Exploration plans for the second half of 2015 include a modest summer drill program on the western portion of the deposit, continuing the old core assaying program and developing new targets on structures parallel to the Stull-Wunnumin break for drill testing during the winter campaign.

Chapada, Brazil

The 2015 exploration program at Chapada is focused on further testing of the Sucupira and Santa Cruz targets that were discovered in 2014, and on mineral resource infill drilling of select areas at Corpo Sul. The Company expects to complete 10,000 metres of exploration drilling and 12,000 metres of infill drilling over the course of 2015.

During the second quarter, drilling at Sucupira completed thirteen drill holes that intersected mineral intervals which continued to support the extension of the mineralization previously identified.  The Sucupira mineral body is comprised of a high grade gold and copper cigar-shaped core surrounded by a broad, low grade halo. The current drilling campaign has identified a 1.5 kilometre strike length of mineralization which extends from the southwest limits of the Cava Norte pit and remains open to the southwest and to depth. Exploration will continue to test both the strike and down dip extensions of the mineral body.

The infill drilling programs continued in the second quarter with the aim of upgrading mineral resources and completed fourteen holes at Corpo Sul and seven holes at Cava Norte.

El Peñón, Chile

The 2015 exploration program at El Peñón is focused on exploring near mine targets, including the recently discovered Ventura vein, and on infill and limited definition drilling at the El Peñón, Fortuna and Pampa Augusta Victoria mine complexes. The Company expects to complete 38,500 metres of local and district exploration drilling, and 50,000 metres of combined underground and surface infill drilling over the course of 2015.

During the second quarter, infill drilling continued at the Ventura vein and results continue to support the economic potential of the target. Deep drilling beneath Ventura advanced during the quarter with final assay results pending.

Gualcamayo, Argentina

The 2015 exploration program at Gualcamayo is focused on discovering and extending near surface oxide mineral zones to both the east and west of current QDDLW limits, and on expanding the Rodado Southwest mineral body near current underground mine workings. The Company expects to complete a total of 17,000 metres of drilling, an increase of 9,000 metres more than the program outlined in the first quarter. Geologists conducted mapping and sampling in the Las Vacas area to develop drill targets to test in the second half of the year.

During the second quarter, the Company focused on mineral resource definition drilling in the open-pit area and completed the planned program by the end of the quarter. Underground based mineral resource expansion drilling focused on the area surrounding Rodado Southwest began in June. Mapping and chip sampling continued during the quarter to develop new targets for follow-up surface drill testing.

Mercedes, Mexico

The 2015 exploration program at Mercedes is focused on mineral resource infill and extension drilling, completing limited ore definition drilling, and testing near mine and regional targets developed in prior exploration campaigns. The Company expects to complete approximately 39,000 metres of combined surface and underground drilling, an increase of 16,000 metres more than the program outlined in the first quarter.

During the second quarter, infill drilling continued on the Aida vein with the objective of upgrading inferred mineral resources. Underground reserve delineation drilling continued to advance during the quarter with the objective to aid mining by more precisely locating ore zones, and identifying and sampling parallel mineral shoots with the potential to contribute to the production profile.

Minera Florida, Chile

The 2015 exploration program at Minera Florida is focused on infill drilling to replace mineral resources that were previously upgraded to mineral reserves, testing new areas with the aim to discover a new high potential target, and delineation drilling to further improve the reliability of life-of-mine mineral reserves. The Company expects to complete 10,000 metres of infill drilling, 5,000 metres of exploration drilling and 2,000 metres of delineation drilling over the course of 2015.

During the second quarter, the underground based drill program completed 34 holes testing the Manda, Lisset, Lorena and other targets. Positive results include the definition of three new structures at Manda with economic mineral intercepts.

Jacobina, Brazil

The 2015 exploration program at Jacobina is focused on extensive infill drilling with the aim to improve geologic knowledge and mineral continuity in support of mineral resource conversion and mineral reserve delineation.

During the quarter, infill drilling continued at Canavieras North, South and Morro do Vento, with results continuing to support the higher grades in the mineral resource and mineral reserve models. Grades significantly above the current mineral reserve grade are reported along intercept widths favorable to current methods in all three mine areas. The infill drilling program is progressing as planned and the addition of two rigs is expected to accelerate the program late in the third quarter of 2015.

The refinement of the geological models and detailed mine planning of this area are ongoing in support of planned development into these higher grade ore zones starting in the third quarter of 2015.

Cerro Moro, Argentina

The 2015 exploration program at Cerro Moro is focused on detailed mapping, outcrop and soil sampling, and targeted core drilling with the aim to discover a new high grade structure within the current property boundaries. The Company expects to complete 10,500 metres of drilling over the course of 2015, an increase of 6,500 metres over and above the program outlined in the first quarter.

During the quarter, condemnation drilling began at the Escondida Central Dump area and exploration drilling began in June to test the Gabriela Northwest, Michelle and Guillermina targets.

Canadian Malartic Corporation, Canada

As 50-50 partners in the Canadian Malartic Corporation, Yamana and Agnico jointly explore the Kirkland Lake, Hammond Reef, Pandora, and the Wood-Pandora properties. The 2015 exploration programs include the following:

•
Pandora - continued drill testing of near surface and underground targets while concurrently constructing an exploration tunnel from the Lapa mine 101 level to the west for approximately 1 kilometre to facilitate additional subsurface drill testing;

•	Kirkland Lake - focused drill testing of the Upper Canada, AK and other surface targets;

•	Upper Beaver - initiation of a Preliminary Economic Assessment on the deposit; and

•	Canadian Malartic mine - limited drilling of the South Odyssey mineral body.

During the second quarter, drilling at Pandora continued to return positive results including most North Branch holes returning multiple intercepts over narrow to expansive widths. The Preliminary Economic Assessment for Upper Beaver is being internally reviewed and expected to be completed by the end of the year.

Brio Gold

The 2015 exploration program for Brio Gold is focused at Pilar on infill drilling in support of operations, limited mineral resource expansion drilling and delineation drilling at Maria Lazarus, and at Fazenda Brasileiro on replacing the mineral resource base. Brio Gold expects to complete 25,500 metres of drilling at Pilar and Maria Lazarus, and 36,000 metres at Fazenda Brasileiro over the course of 2015.

During the second quarter, infill drilling continued at Pilar with results returning narrow to 2.0 metre intervals of mineable grades. At Maria Lazarus, channel sampling along drifts is showing positive widths and grades. An additional 6,500 metres of drilling are planned at Pilar due to the depreciation of the Brazilian Real.

A prospective new discovery has also been made at the Fazenda Brasileiro mine. The new discovery, named E388 East, is at relatively shallow depth (350 metres) and near existing primary infrastructure, immediately adjacent to a main haulage ramp (E-Ramp). The exploration results are similar in thickness and grade to those that were seen in the early years of the mine and supports Brio Gold’s belief that the mine, which has been in operation for more than three decades, still has considerable exploration potential and mine life to come. See the Company's July 16, 2015 press release for additional details including a summary of significant intercepts.

8.    LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

The Company continues to focus on containing costs in order to maximize available cash. The following is a summary of liquidity and capital resources balances:

As at, (In millions of United States Dollars)	June 30, 2015	December 31, 2014
Cash	$119.1	$191.0
Trade and other receivables	$19.6	$51.0
Long term debt	$1,842.4	$2,025.4
Working capital (i)	$167.0	$42.6
______________________________
(i)Working capital is defined as the excess of current assets over current liabilities which includes the current portion of long term debt.

Cash and cash equivalents were $119.1 million as at June 30, 2015 compared to $191.0 million as at December 31, 2014.  Cash and cash equivalents were comprised of cash in bank and bank term deposits. The sources and uses of cash and cash equivalent during the year are explained below. Working capital was $167.0 million as at June 30, 2015, compared to $42.6 million as at December 31, 2014.

The following table summarizes yearly cash inflows and outflows:

	Three months ended June 30,		Six months ended June 30,
(In millions of United States Dollars of inflows/(outflows))	2015	2014	2015	2014
Cash flows from operating activities from continuing operations (ii)	$123.4	$143.0	$125.4	$173.8
Cash flows from operating activities before changes in non-cash working capital (i) (ii)	$149.3	$149.0	$245.3	$243.0
Cash flows (used in)/from financing activities from continuing operations (ii)	$(23.8)	$419.3	$(20.8)	$516.3
Cash flows used in investing activities from continuing operations (ii)	$(101.4)	$(653.7)	$(174.7)	$(793.0)

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

(ii)	Cash flow balances are attributable to Yamana Gold Inc. equity holders.

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flows from operating activities from continuing operations after changes in non-cash working capital items for the three months ended June 30, 2015 were $123.4 million, compared to $143.0 million for the three months ended June 30, 2014. Cash flows from operating activities before changes in non-cash working capital (a non-GAAP measure, see Section 13) for the three months ended June 30, 2015 were $149.3 million, compared to $149.0 million generated for the same period of 2014. Cash flows from operating activities for the period were impacted by lower metal prices. Additionally, no cash distributions were received from Alumbrera for the period, compared to $10.5 million for the three months ended June 30, 2014.

Changes in non-cash working capital items for the three months ended June 30, 2015 were cash outflows of $25.9 million compared to outflows of $6.0 million.

CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

In the second quarter of 2015, cash flows used in financing activities from continuing operations were $23.8 million compared to inflows of $419.3 million in the same quarter of 2014. During the second quarter of 2015, the Company's 6.875% convertible unsecured subordinated debentures assumed on the acquisition of Canadian Malartic were converted for 3.2 million Yamana common shares and restricted cash previously set aside. Other outflows from financing activities for the period included dividends paid of $14.1 million. In the following period, dividends paid are expected to marginally decrease as approximately 15.0 million Yamana common shares will receive dividends through the Company's dividend re-investment plan.

Net debt (a non-GAAP measure, see Section 13) as at June 30, 2015, excluding debt assumed from the Company's 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company, was $1.69 billion.

The principal repayment schedule of senior debt notes to be repaid in the next five years is as follows:

(In millions of United States Dollars)	2016	2017	2018	2019	2020
Senior debt notes	73.5	—	110.0	181.5	85.0

The balance of senior debt notes of $1.11 billion is due in and after 2022.

The Company has a revolving credit facility with a long maturity date of 2020. The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources. Additionally, the Company intends to renew the credit facility upon maturity in 2020.

CASH FLOWS USED IN INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Cash outflows used in investing activities from continuing operations were $101.4 million for the quarter ended June 30, 2015, compared to cash outflows of $653.7 million for the quarter ended June 30, 2014.

Capital expenditures including sustaining, expansionary and capitalized exploration and evaluation for the three months ended June 30, 2015, were $101.7 million. These expenditures were incurred as follows:

	Three months ended June 30,		Six months ended June 30,
(In millions of United States Dollars)	2015	2014	2015	2014
Chapada	$15.3	$33.7	$27.0	$40.9
El Peñón	22.8	32.9	40.8	64.7
Gualcamayo	4.7	14.9	7.5	24.9
Mercedes	7.7	12.0	12.1	21.0
Canadian Malartic	13.1	2.8	23.9	2.8
Minera Florida	13.7	13.5	24.1	27.8
Jacobina	7.8	7.5	12.6	14.1
Cerro Moro	6.6	5.6	11.4	16.0
Brio Gold (i)	9.6	63.2	15.5	104.2
Other	0.4	2.2	2.6	9.5
Total capital expenditures (ii)	$101.7	$188.3	$177.5	$325.9
______________________________

(i)	Includes Fazenda Brasileiro, Pilar and C1 Santa Luz.

(ii)	Net of movement in accounts payable as applicable for projects under construction.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company may issue shares or debt securities, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of July 29, 2015, the total number of shares outstanding were 946.5 million, the total number of stock options outstanding were 2.9 million, the total number of Deferred Share Units ("DSU") outstanding were 3.2 million, the total number of Restricted Share Units ("RSU") outstanding were 1.4 million, and the total number of Performance Share Units ("PSU") outstanding were 1.3 million.

For the second quarter, the Company declared a quarterly dividend of $0.0150 per share compared to second quarter 2014 dividend of $0.0375 per share.

The following table summarizes the weighted average common shares and equity instruments outstanding as at June 30, 2015:

	Equity instruments outstanding as at	Weighted average dilutive equity instruments (i), three months ended	Weighted average dilutive equity instruments (i), six months ended
(In thousands)	June 30, 2015	June 30, 2015	June 30, 2015
Common shares (i)	946,348	938,900	926,377
Options (ii)	2,881	—	—
RSU (ii)	1,519	—	—
DSU (iii)	3,231	—	—
PSU (iii)	1,258	—	—
		938,900	926,377
______________________________

(i)
The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by reinvesting cash dividends, less any applicable withholding tax. A plan participant may obtain additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. During the period ended June 30, 2015, a total of 15,038,564 shares have subscribed to the plan.

(ii)	For the three and six months ended June 30, 2015, these items have not been included in the weighted average number of shares as they are anti-dilutive.

(iii)	DSU and PSU are settled in cash and, as such, excluded from the calculation of the weighted average number of shares outstanding.

CONTRACTUAL COMMITMENTS

Day-to-day mining, sustaining and expansionary capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities which provide access to additional funds.

As at June 30, 2015, the Company is contractually committed to the following:

(In millions of United States Dollars)	Within 1 year	Between 1 to 3 years	Between 3 to 5 years	After 5 years	Total
Mine operating/construction and service contracts and other	$488.2	$366.5	$67.7	$0.1	$922.5
Long-term debt principal repayments (i)	7.1	117.5	295.0	1,455.0	1,874.6
Decommissioning, restoration and similar liabilities (undiscounted)	5.7	26.6	66.7	196.3	295.4
	$501.0	$510.6	$429.4	$1,651.4	$3,092.5
______________________________

(i)	Excludes interest expense.

9.    INCOME TAXES

The Company recorded an income tax recovery of $25.1 million for the quarter ended June 30, 2015 compared to an income tax recovery of $38.6 million in the second quarter of 2014. The decrease in the income tax recovery for the quarter is a result of the movement in foreign exchange for the period relative to the same period of the prior year. The income tax provision reflects a current income tax recovery of $3.1 million and a deferred income tax recovery of $22.0 million versus a current income tax expense of $46.3 million and a deferred income tax recovery of $84.9 million for the three months ended June 30, 2014.

The income tax provision is subject to a number of factors including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, changes in tax laws and the impact of specific transaction and assessments.  Due to the number of factors that can potentially impact the effective tax rate, it is expected that the Company's effective tax rate will fluctuate in future periods.

The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities and interest and penalties in income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentinean Peso, Mexican Peso and Canadian Dollar. Under IFRS, the US Dollar value of non-monetary assets are converted into local currency each quarter for the purpose of calculating the deferred tax owing in the event of the disposition of that asset.  The difference in the value of the deferred tax owing from period to period as a result of fluctuations in local currency is recorded in the income tax expense.  As a local currency depreciates in value relative to the US Dollar, an asset becomes more valuable in local currency resulting in a higher notional deferred tax expense increasing the Company’s consolidated income tax expense.  When local currencies appreciate, relative to the US Dollar,  the value of the asset is diminished in local currency, reducing the notional deferred tax owing resulting in a reduction in the Company’s income tax expense. There is a specific exemption for this calculation under US GAAP.

During the period, the Argentinean Peso and Mexican Peso spot rates devalued against the US Dollar while the Brazilian Real and Canadian Dollar spot rates appreciated against the US Dollar. As a result for local purposes, a recovery of $19.8 million relating to unrealized foreign exchange was recorded in the tax expense. The impact of these foreign exchange movements on taxes are non-cash and, as such, are excluded from adjusted earnings.

The deferred tax liabilities relating to the operating mines will reverse in the future as the assets are depreciated or depleted. The deferred tax liabilities relating to exploration will not reverse until the property becomes a mine subject to depletion, is written-off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

See Note 6 to the Condensed Consolidated Interim Financial Statements for the period ended June 30, 2015 for a breakdown of the foreign exchange charged to the income tax expense. Readers are also encouraged to read and consider the tax related risk factors and uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis Form for the year ended December 31, 2014.

10.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

The Company manages its exposure to these risks in accordance with its Risk Management Policy. Readers are also encouraged to read and consider the risk factors and related uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis Form for the year ended December 31, 2014. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended June 30, 2015, except as noted below:

Metal Price Risk

Gold Price - Market Update
Gold Price Two-Year Trend (LBMA p.m. price: USD per ounce of gold)

For the quarter ended June 30, 2015, spot gold prices averaged $1,192 per ounce, or 8% lower, compared to $1,288 per ounce in the second quarter of 2014. Prices ranged between $1,165 and $1,225 per ounce and ended the quarter at $1,171 per ounce.

Gold price generally moved sideways within a narrow range for most of the quarter before moving slightly lower towards the end of the quarter. The US Dollar underwent a moderate correction during the first half of the quarter before resuming its strengthening trend. The strength of the US Dollar continues to provide headwinds to gold price rallies. US Dollar strength has primarily been driven by an improving US labour market data and the continued adoption of easier monetary policies by other central banks which have made US treasury bonds more attractive relative to other sovereign bonds.

The timing of an increase in the US Federal Reserve ("US Fed") Funds rate remains unclear, but it is expected that there will be at least one rate increase in 2015. Gold price continues to be sensitive to changing expectations around the timing of a US Fed Funds rate hike and this should continue going forward. Although the US Fed is moving towards tighter monetary policy, most central banks have been moving towards easier monetary policy due to concerns over economic growth and the prospect of deflation. These easier monetary policies combined with many governments facing challenging fiscal situations and elevated levels of debt, should be supportive of gold over the longer term.

Physical demand for gold has softened somewhat in China, most likely due to the Chinese equity market attracting investment in recent months. However, with the recent correction in the Chinese equity market, gold demand may rebound in the coming months if investors begin to shy away from the equity markets. It is expected that physical demand, particularly from China and India, will continue to be supportive during periods of price weakness. Central banks continue to be net buyers in 2015 with Russia, Jordan, and Kazakhstan being notable buyers. It is expected that central banks will continue to be net buyers for the foreseeable future. Global ETF holdings continued to remain stable over the course of the quarter with a slight decrease in total ounces held.

The Company has not hedged any of its gold sales.

Copper Price - Market Update

Copper Price Two-Year Trend (LME Cash: USD per pound of copper)

For the quarter ended June 30, 2015, spot copper prices averaged $2.74 per pound, representing a decrease of 11% compared to $3.08 per pound in 2014. Prices ranged between $2.56 and $2.94 per pound and ended the quarter at $2.61 per pound.

After rising over the first half of the quarter, copper prices declined steadily over the second half of the quarter. Concerns about slowing economic growth in China and the expectations of near term supply growth continue to be the key drivers of copper prices. It is expected that the copper market will be in surplus over the next few years and concerns about the impact of slowing economic growth in China will likely persist. In the short-term these factors may limit the potential upside for copper prices but over the longer term, supply constraints should result in a situation that is much more supportive of copper price.

As at the end of the second quarter, the Company had outstanding contracts whereby 37 million pounds of remaining 2015 copper production was sold at a price of $3.00 per pound, which represents approximately 60% of expected Chapada production. The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales.

Currency Risk

United States Dollar - Market Update

The US Dollar has continued to remain strong. The strength has been broad-based and the Company's operating currencies either weakened or were only marginally stronger against the US Dollar during the quarter ended June 30, 2015. Despite the US Dollar strengthening that has already occurred, there remains potential for additional strength going forward due to diverging monetary policy between the US and the rest of the world and better US economic performance relative to many other countries.

The US Fed took extraordinary monetary policy actions before other central banks and completed its quantitative easing ("QE") program in 2014 before the European Central Bank announced its own QE program in early 2015. With the Bank of Japan currently operating a QE program and the Bank of Canada recently cutting its benchmark interest rate, the US Fed is likely headed towards tighter monetary policy while other G10 central banks move towards easier policies. This divergence, along with the expectation of better US economic growth going forward relative to other G10 countries, is likely to attract investment flows into the US which should result in continued US Dollar strength going forward. Should the US Dollar continue to strengthen against the Company’s operating currencies, the Company will continue to benefit in the form of lower operating costs, given that the majority of foreign exchange requirements in 2015 are unhedged and fully unhedged thereafter.

The following summarizes the movement in key currencies vis-à-vis the US Dollar:

Average and Period-end Market Exchange Rate

For the three months ended June 30,	2015	2014	Variance
Average Exchange Rate
USD-CAD	1.2290	1.0902	12.7%
USD-BRL	3.0691	2.2289	37.7%
USD-ARG	8.9525	8.0549	11.1%
USD-CLP	618.26	554.73	11.5%
USD-MXN	15.333	12.995	18.0%

For the six months ended June 30,	2015	2014	Variance
Average Exchange Rate
USD-CAD	1.2355	1.0968	12.6%
USD-BRL	2.9739	2.2951	29.6%
USD-ARG	8.8244	7.8450	12.5%
USD-CLP	621.47	553.50	12.3%
USD-MXN	15.150	13.113	15.5%

As at,	June 30, 2015	December 31, 2014	Variance	June 30, 2014	Variance
Period-end Exchange Rate
USD-CAD	1.2494	1.1621	7.5%	1.0671	17.1%
USD-BRL	3.1030	2.6576	16.8%	2.2143	40.1%
USD-ARG	9.0869	8.4650	7.3%	8.1323	11.7%
USD-CLP	639.12	606.45	5.4%	552.95	15.6%
USD-MXN	15.739	14.752	6.7%	12.968	21.4%

The Company previously entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. The Company has not entered into any new contracts during the period ended June 30, 2015.

The currency hedge has been accounted for as a cash flow hedge with the effective portion taken to other comprehensive income and the ineffective portion taken to income.

The following table summarizes the details of the remaining currency hedging program as at June 30, 2015:

(Amount in millions)	Brazilian Real to USD
Year of Settlement	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at June 30, 2015
2015	259.5	2.283	3.103

11.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Consolidated Financial Statements of the Company.

In December 2012, the Company received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the years 2007 to 2010. The Company believes that these debentures were issued on commercial terms permitted under applicable laws and is challenging these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

12.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 5 to the Company's annual consolidated financial statements for the year ended December 31, 2014.

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the second quarter ended June 30, 2015 are disclosed in Note 4 to the Company's annual consolidated financial statements for the year ended December 31, 2014.

13.    NON-GAAP AND ADDITIONAL MEASURES

The Company has included certain non-GAAP measures including Cash costs per ounce of gold, Cash costs per ounce of silver, Co-product cash costs per ounce of gold, Co-product cash costs per ounce of silver, Co-product cash costs per pound of copper, All-in sustaining costs per ounce of gold, All-in sustaining costs per ounce of silver, All-in sustaining co-product costs per ounce of gold, All-in sustaining co-product costs per ounce of silver, Adjusted earnings or loss, Adjusted earnings or loss per share and Net debt to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS. The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

The Company’s business model is focused on the production and sale of precious metals - gold and silver, which accounts for a significant portion of the Company's total revenue generated. The emphasis on precious metals therefore entails the necessity to provide investors with cash costs information that is relevant to their evaluation of the Company’s ability to generate earnings and cash flows for use in investing and other activities.

Cash costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations in isolating the impact of precious metal production volumes and the impact of by-product credits on the Company’s cost structure. Cash costs are computed net of by-products or on a co-product basis.

Beginning January 1, 2015, the Company realigned key performance indicators ("KPIs") to support its objective of financial and operating predictability, as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce. Silver production is no longer treated as a gold equivalent. The Company reports production and cost information for gold, silver and copper separately and in addition, by-product costs for gold and silver, applying copper as the credit based on revenue contribution. There is no change in the calculation of copper cash costs.

With this realignment, the KPIs are as follows:

•	Cash costs of gold and silver on a by-product basis - shown on a per ounce basis.

◦
The Attributable Cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production. These costs are then divided by gold and silver ounces produced.

•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.

◦
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

◦	The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

•	Cash costs of copper on a co-product basis - shown on a per pound basis.

◦	Costs attributable to copper production are divided by commercial copper pounds produced.
Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

All-in sustaining costs

All-in sustaining costs per ounce of gold and silver seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on cash costs and co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

•	All-in sustaining costs reflect by-product copper revenue credits and 100% of the aforementioned cost components.

•
All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

Cash costs per ounce of gold and silver, co-product cash costs per ounce of gold and silver, all-in sustaining costs per ounce of gold and silver and all-in sustaining co-product costs per ounce of gold and silver are from continuing operations and, as applicable, exclude Ernesto/Pau-a-Pique, a discontinued operation.

The following tables provide a reconciliation of cost of sales per the Consolidated Financial Statements to (i) Cash costs per ounce of gold and per ounce of silver, (ii) Co-product cash costs per ounce of gold and per ounce of silver, (iii) Co-product cash costs per pound of copper, (iv) All-in sustaining costs per ounce of gold and per ounce of silver, and (v) All-in sustaining co-product costs per ounce of gold and per ounce of silver.

(i)    Reconciliation of Cost of Sales per the Consolidated Financial Statements to cash costs of gold and silver from continuing operations:

Gold Cash Costs	Three months ended June 30,		Six months ended June 30,
(In millions of US Dollars, except ounces and cash costs per ounce produced)	2015	2014	2015	2014
Cost of sales (ii)	$272.3	$243.3	$552.2	$452.2
Adjustments:
Chapada treatment and refining costs related to gold, silver and copper	9.8	7.7	18.4	15.5
By-product costs related to silver	(15.6)	(15.6)	(33.3)	(30.3)
Inventory movements and adjustments	(2.3)	(3.6)	(9.8)	(8.9)
Commercial, overseas freight and other costs	(6.9)	(6.4)	(11.3)	(11.5)
By-product credits from Chapada copper revenue including copper pricing adjustment	(89.6)	(87.4)	(154.2)	(167.6)
Total gold cash costs (excluding Alumbrera)	$167.7	$138.0	$362.0	$249.4
Minera Alumbrera (12.5% interest) cash costs	12.4	2.2	17.1	(12.1)
Total gold cash costs (ii)	$180.1	$140.2	$379.1	$237.3
Commercial gold ounces produced excluding Alumbrera	293,707	251,728	592,814	445,557
Commercial gold ounces produced including Alumbrera	298,818	259,728	603,231	463,983
Total cash costs (excluding Alumbrera) per gold ounce produced	$571	$550	$611	$560
Minera Alumbrera (12.5% interest) cash costs per gold ounce produced	32	(10)	18	(48)
Total cash costs per gold ounce produced	$603	$540	$629	$512

Silver Cash Costs	Three months ended June 30,		Six months ended June 30,
(In millions of US Dollars, except ounces and cash costs per ounce produced)	2015	2014	2015	2014
Cost of sales (ii)	$272.3	$243.3	$552.2	452.2
Adjustments:
Chapada treatment and refining costs related to gold, silver and copper	9.8	7.7	18.4	15.5
By-product costs related to gold	(167.7)	(138.1)	(362.1)	(249.3)
Inventory movements and adjustments	(2.3)	(3.6)	(9.8)	(8.9)
Commercial, overseas freight and other costs	(6.9)	(6.4)	(11.3)	(11.5)
By-product credits from Chapada copper revenue including copper pricing adjustment	(89.6)	(87.4)	(154.2)	(167.6)
Total silver cash costs (ii)	$15.6	$15.5	$33.2	$30.4
Commercial silver ounces produced	2,372,046	2,369,969	4,854,956	4,546,822
Total cash costs per silver ounce produced	$6.59	$6.57	$6.85	$6.66
___________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(iii)
During the period ended June 30, 2015, the Company revised the presentation of the reportable cash costs and all-in sustaining costs. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)    Reconciliation of cost of sales per the Consolidated Financial Statements to co-product cash costs of gold and silver from continuing operations:

Gold Cash Costs	Three months ended June 30,		Six months ended June 30,
(In millions of US Dollars, except ounces and cash costs per ounce produced)	2015	2014	2015	2014
Cost of sales (i) (iii)	$272.3	$243.3	$552.2	$452.2
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(38.2)	(51.1)	(79.4)	(93.9)
Silver related cash costs (excluding related TCRC’s) (ii)	(19.7)	(19.0)	(38.8)	(37.2)
Treatment and refining costs (“TCRC”) related to Chapada gold	1.4	1.1	2.6	2.2
Inventory movements and adjustments	(2.6)	(3.6)	(10.2)	(10.2)
Commercial, overseas freight and other costs	(6.9)	(6.4)	(11.3)	(11.5)
Total gold co-product cash costs (excluding Alumbrera)	$206.3	$164.3	$415.1	$301.6
Minera Alumbrera (12.5% interest) gold cash costs	3.3	3.4	6.3	6.5
Total gold co-product cash costs (iii)	$209.6	$167.7	$421.4	$308.1
Commercial gold ounces produced excluding Alumbrera	293,707	251,417	592,814	455,557
Commercial gold ounces produced including Alumbrera	298,818	259,728	603,231	463,983
Total co-product cash costs (excluding Alumbrera) per gold ounce produced	$703	$654	$700	$677
Minera Alumbrera (12.5% interest) cash costs per gold ounce produced	(2)	(8)	(1)	(13)
Total co-product cash costs per gold ounce produced	$701	$646	$699	$664

Silver Cash Costs	Three months ended June 30,		Six months ended June 30,
(In millions of US Dollars, except ounces and cash costs per ounce produced)	2015	2014	2015	2014
Cost of sales (i) (iii)	$272.3	$243.3	$552.2	$452.2
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(204.9)	(163.3)	(412.6)	(206.0)
Gold related cash costs (excluding related TCRC’s) (ii)	(38.2)	(51.1)	(79.4)	(188.3)
Treatment and refining costs (“TCRC”) related to Chapada silver	0.1	0.1	0.1	1.1
Inventory movements and adjustments	(2.6)	(3.6)	(10.3)	(10.4)
Commercial, overseas freight and other costs	(6.9)	(6.4)	(11.3)	(11.5)
Total silver co-product cash costs (iii)	$19.8	$19.0	$38.7	$37.1
Commercial silver ounces produced	2,372,046	2,369,969	4,854,956	4,546,822
Total co-product cash costs per silver ounce produced	$8.29	$8.01	$7.99	$8.16
___________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2014 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(iv)
During the period ended June 30, 2015, the Company revised the presentation of the reportable cash costs and all-in sustaining costs. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iii)    Reconciliation of cost of sales per the Consolidated Financial Statements to co-product cash costs of copper:

Copper Cash Costs	Three months ended June 30,		Six months ended June 30,
(In millions of US Dollars, except pounds and cash costs per pound produced)	2015	2014	2015	2014
Cost of sales (i) (iii)	$272.3	$243.3	$552.2	$452.2
Adjustments:
Gold related cash costs (excluding related TCRC’s) (ii)	(205.2)	(163.3)	(413.0)	(299.4)
Silver related cash costs (excluding related TCRC’s) (ii)	(19.7)	(19.0)	(38.8)	(37.2)
TCRC related to Chapada copper	8.4	6.6	15.8	13.3
Inventory movements and adjustments	(2.3)	(3.6)	(9.8)	(8.7)
Commercial, overseas freight and other costs	(6.9)	(6.4)	(11.3)	(11.5)
Total copper co-product cash costs (excluding Alumbrera)	$46.6	$57.6	$95.1	$108.7
Minera Alumbrera (12.5% interest) copper cash costs	13.7	14.9	28.1	32.1
Total copper co-product cash costs (iii)	$60.3	$72.5	$123.2	$140.8
Commercial copper produced excluding Alumbrera (millions of lbs)	33.6	33.0	60.5	60.5
Commercial copper produced including Alumbrera (millions of lbs)	36.4	39.4	66.3	74.1
Total co-product cash costs (excluding Alumbrera) per pound of copper produced	$1.39	$1.75	$1.57	$1.79
Minera Alumbrera (12.5% interest) co-product cash costs per pound of copper produced	0.27	0.09	0.29	0.11
Total co-product cash costs per pound of copper produced	$1.66	$1.84	$1.86	$1.90
___________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2014 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(iv)
During the period ended June 30, 2015, the Company revised the presentation of the reportable cash costs and all-in sustaining costs. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iv)    All-in sustaining costs from continuing operations:

Gold All-in Sustaining Costs	Three months ended June 30,		Six months ended June 30,
(In millions of US Dollars, except ounces and all-in sustaining costs per ounce produced)	2015	2014	2015	2014
Total gold cash costs (i)	$180.1	$140.2	$379.1	$237.3
General and administrative, excluding share-based compensation	26.6	26.9	50.0	51.2
Sustaining capital expenditures	57.4	62.1	102.1	112.3
Exploration and evaluation expense	3.6	3.7	8.5	7.8
Total gold all-in sustaining costs	$267.7	$232.9	$539.7	$408.6
Commercial gold ounces produced including Alumbrera	298,818	259,728	603,231	463,983
Total all-in sustaining costs per gold ounce produced	$896	$897	$895	$881

Silver All-in Sustaining Costs	Three months ended June 30,		Six months ended June 30,
(In millions of US Dollars, except ounces and all-in sustaining costs per ounce produced)	2015	2014	2015	2014
Total silver cash costs (i)	$15.6	$15.5	$33.2	$30.4
General and administrative, excluding share-based compensation	2.4	3.3	4.8	6.4
Sustaining capital expenditures	6.9	8.5	12.3	17.7
Exploration and evaluation expense	0.4	0.5	1.0	1.0
Total silver all-in sustaining costs	$25.3	$27.8	$51.3	$55.5
Commercial silver ounces produced	2,372,046	2,369,969	4,854,956	4,546,822
Total all-in sustaining costs per silver ounce produced	$10.72	$11.76	$10.58	$12.20
___________________________

(i)	Chapada copper revenue credits reflected in cash costs.

(ii)
During the period ended June 30, 2015, the Company revised the presentation of the reportable cash costs and all-in sustaining costs. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(v)    All-in sustaining costs on a co-product basis from continuing operations:

Gold All-in Sustaining Co-product Costs	Three months ended June 30,		Six months ended June 30,
(In millions of US Dollars, except ounces and all-in sustaining costs per ounce produced)	2015	2014	2015	2014
Total gold co-product cash costs	$209.6	$167.7	$421.4	$308.1
General and administrative, excluding share-based compensation (i)	22.4	21.9	41.9	41.6
Sustaining capital expenditures (ii)	48.9	54.7	86.2	102.8
Exploration and evaluation expense (i)	2.9	2.6	6.8	5.7
Total gold all-in sustaining co-product costs	$283.8	$246.9	$556.3	$458.2
Commercial gold ounces produced including Alumbrera	298,818	259,728	603,231	463,983
Total all-in sustaining co-product costs per gold ounce produced	$949	$951	$922	$988

Silver All-in Sustaining Co-product Costs	Three months ended June 30,		Six months ended June 30,
(In millions of US Dollars, except ounces and all-in sustaining costs per ounce produced)	2015	2014	2015	2014
Total silver co-product cash costs	$19.8	$19.0	$38.7	$37.1
General and administrative, excluding share-based compensation (i)	2.0	2.7	3.9	5.1
Sustaining capital expenditures (ii)	6.0	7.5	10.7	16.5
Exploration and evaluation expense (i)	0.3	0.4	0.7	0.8
Total silver all-in sustaining co-product costs	$28.1	$29.6	$54.0	$59.5
Commercial silver ounces produced	2,372,046	2,369,969	4,854,956	4,546,822
Total all-in sustaining co-product costs per silver ounce produced	$11.81	$12.47	$11.16	$13.09
___________________________

(i)
Chapada's general and administrative expense and exploration expense are allocated reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(ii)
Chapada's sustaining capital expenditures are allocated reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(iii)
During the period ended June 30, 2015, the Company revised the presentation of the reportable cash costs and all-in sustaining costs. Comparatives have been restated to conform to the change in presentation adopted in the current period.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates; (i) reorganization costs; (j) non-recurring provisions; (k) (gains) losses on sale of assets; (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliations of Adjusted Earnings to net earnings is provided in Section 5.1, Overview of Financial Results the three months ended June 30, 2015. The reconciliation on a per share basis as follows:

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Net (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equity holders - basic	$(0.01)	$0.02	$(0.15)	$(0.02)
Non-cash unrealized foreign exchange gains	0.02	0.01	—	—
Share-based payments/mark-to-market of deferred share units	—	—	0.01	0.02
Impairment and mark-to-market of investment in available-for-sale securities and other assets	—	—	—	0.01
Other non-recurring provisions, losses and adjustments	—	0.05	0.02	0.05
Adjusted earnings/(loss) before income tax effect	$0.01	$0.08	$(0.12)	$0.06
Non-cash unrealized foreign exchange losses in tax	(0.02)	(0.02)	0.07	0.02
Income tax effect of adjustments	—	—	—	—
Adjusted (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equity holders - basic	$(0.01)	$0.06	$(0.05)	$0.08

Net (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equity holders - diluted	$(0.01)	$0.02	$(0.15)	$(0.02)
Non-cash unrealized foreign exchange gains	0.02	0.01	—	—
Share-based payments/mark-to-market of deferred share units	—	—	0.01	0.02
Impairment and mark-to-market of investment in available-for-sale securities and other assets	—	—	—	0.01
Other non-recurring provisions, losses and adjustments	—	0.05	0.02	0.05
Adjusted earnings/(loss) before income tax effect	$0.01	$0.08	$(0.12)	$0.06
Non-cash unrealized foreign exchange losses in tax	(0.02)	(0.02)	0.07	0.02
Income tax effect of adjustments	—	—	—	—
Adjusted (loss)/earnings per share from continuing operations attributable to Yamana Gold Inc. equity holders - diluted	$(0.01)	$0.06	$(0.05)	$0.08

Weighted average number of shares outstanding (in thousands)
Basic	938,900	772,565	926,377	763,014
Diluted	938,900	773,602	926,377	763,014

NET DEBT

The Company uses the financial measure "Net Debt" to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of Net Debt is not meant to be a substitute for the debt information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Debt is calculated as the sum of the current and non-current portions of long-term debt excluding debt assumed from the Company's 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of the non-GAAP measure is provided below:

As at, (In millions of United States Dollars)	June 30, 2015	December 31, 2014
Debt
Non-current portion	$1,842.4	$2,025.4
Current portion	16.4	34.6
Total debt	$1,858.8	$2,060.0
Less: Canadian Malartic debt	53.7	105.2
Less: Cash and cash equivalents	119.1	191.0
Net Debt	$1,686.0	$1,763.8

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Gross margin excluding depletion, depreciation and amortization- represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.

•	Mine operating earnings - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.

•
Cash flows from operating activities before changes in non-cash working capital — excludes the non-cash movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.

•
Depletion, depreciation and amortization ("DD&A") per ounce of gold and silver, and per pound of copper — is a unitary measure of DD&A, based on ounces of gold and silver, and pound of copper sold to supplement the Company's disclosure with respect to the performance of each of the operation mines.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

14.    SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

	Jun. 30,	Mar. 31,	Dec. 31	Sept. 30,
(In millions of United States Dollars, unless otherwise noted)	2015	2015	2014	2014
Financial results
Revenue (i)	$455.0	$458.1	$542.9	$494.4
Mine operating earnings	$58.4	$40.2	$87.6	$84.2
Net (loss)/earnings from continuing operations (iv)	$(7.0)	$(135.2)	$(299.5)	$(879.6)
Adjusted (loss)/earnings (ii) from continuing operations (iv)	$(8.3)	$(37.5)	$(16.2)	$(2.0)
Net (loss)/earnings (iv)	$(7.8)	$(151.8)	$(335.3)	$(1,023.3)
Cash flows from operating activities from continuing operations (iv)	$123.4	$2.0	$183.6	$156.5
Cash flows from operating activities before changes in non-cash working capital (ii)(iv)	$149.3	$96.0	$166.4	$185.6
Cash flows to investing activities from continuing operations (iv)	$(101.4)	$(73.2)	$(150.7)	$(138.1)
Cash flows (to)/from financing activities operations from continuing operations (iv)	$(23.8)	$2.9	$(10.4)	$34.1
Per share financial results
Net loss per share from continuing operations attributable to Yamana equity holders
Basic	$(0.01)	$(0.15)	$(0.34)	$(1.00)
Diluted	$(0.01)	$(0.15)	$(0.35)	$(1.00)
Adjusted loss per share (ii) from continuing operations attributable to Yamana equity holders
Basic and diluted	$(0.01)	$(0.04)	$(0.02)	$—

Weighted average number of common shares outstanding - basic (in thousands)	938,900	913,716	877,664	877,551
Weighted average number of common shares outstanding - diluted (in thousands)	938,900	913,716	880,841	877,551
Financial position
Cash and cash equivalents	$119.1	$121.1	$191.0	$167.0
Total assets	$12,224.5	$12,405.4	$12,530.7	$12,784.7
Total long term liabilities	$4,925.7	$4,925.7	$5,066.1	$5,057.5
Production - Gold
Commercial gold ounces produced (v)	298,818	304,414	350,159	302,875
Commissioning gold ounces produced (iii) (v)	—	—	—	23,722
Discontinued operations - gold ounces	—	460	2,414	5,745
Total gold ounces produced	298,818	304,874	352,573	332,342
Cash costs per gold ounce produced (ii) (v)	$603	$654	$513	$528
Co-product cash costs per gold ounce produced (ii) (v)	$701	$696	$640	$695
All-in sustaining costs per gold ounce produced (ii) (v)	$896	$893	$816	$867
All-in sustaining co-product costs per gold ounce produced (ii) (v)	$949	$896	$893	$971
Production - Silver
Commercial silver ounces produced (v)	2,372,047	2,482,910	2,652,036	2,946,664
Cash costs per silver ounce produced (ii) (v)	$6.59	$7.10	$5.86	$4.80
Co-product cash costs per silver ounce produced (ii) (v)	$8.29	$7.71	$7.88	$6.84
All-in sustaining costs per silver ounce produced (ii) (v)	$10.72	$10.45	$10.02	$8.80
All-in sustaining co-product costs per silver ounce produced (ii) (v)	$11.81	$10.55	$11.17	$9.99
Production - Other
Chapada concentrate production (tonnes)	61,324	47,685	63,955	69,279
Chapada copper contained in concentrate (millions of pounds)	33.6	26.8	35.0	38.0
Chapada co-product cash costs per pound of copper produced	$1.39	$1.81	$1.57	$1.59
Sales Included in Revenue (excluding 12.5% interest in Alumbrera)
Gold (ounces)	292,181	296,167	346,588	287,180
Silver (millions of ounces)	2.3	2.4	2.8	2.7
Chapada concentrate (tonnes)	60,455	50,337	66,534	70,288
Chapada payable copper contained in concentrate (millions of pounds)	31.5	26.7	33.8	35.7
Average Realized Prices
Gold - per ounce (i)	$1,195	$1,217	$1,199	$1,276

Silver - per ounce (i)	$16.28	$16.74	$16.39	$19.27
Copper - per pound (i)	$2.91	$2.89	$2.99	$3.14

	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,
(In millions of United States Dollars, unless otherwise noted)	2014	2014	2013	2013
Financial results
Revenues (i)	$443.8	$353.9	$420.7	$456.7
Mine operating earnings	$80.8	$33.1	$70.1	$144.0
Net (loss)/earnings from continuing operations (iv)	$15.7	$(31.4)	$(414.7)	$45.6
Adjusted (loss)/earnings (ii) from continuing operations (iv)	$49.9	$9.9	$36.8	$69.9
Net (loss)/earnings (iv)	$5.1	$(29.6)	$(583.9)	$43.5
Cash flows from operating activities from continuing operations (iv)	$143.0	$30.7	$165.9	$94.8
Cash flows from operating activities before changes in non-cash working capital (ii)(iv)	$148.9	$93.9	$165.2	$177.5
Cash flows to investing activities from continuing operations (iv)	$(653.7)	$(139.2)	$(241.2)	$(205.6)
Cash flows from / (to) financing activities operations from continuing operations (iv)	$419.3	$97.2	$66.7	$(27.3)
Per share financial results
(Loss)/earnings per share from continuing operations attributable to Yamana equity holders
Basic and diluted	$0.02	$(0.04)	$(0.55)	$0.06
Adjusted (loss)/earnings per share (ii) from continuing operations attributable to Yamana equity holders
Basic and diluted	$0.06	$0.01	$0.05	$0.09

Weighted average number of common shares outstanding - basic (in thousands)	772,565	753,356	752,995	752,918
Weighted average number of common shares outstanding - diluted (in thousands)	773,602	753,356	752,995	753,816
Financial position
Cash and cash equivalents	$174.0	$209.5	$220.0	$232.1
Total assets	$13,473.7	$11,375.5	$11,410.7	$12,026.2
Total long term liabilities	$4,678.0	$3,717.2	$3,615.5	$3,589.6
Production - Gold
Commercial gold ounces produced (v)	259,728	204,254	233,866	246,072
Commissioning gold ounces produced (iii) (v)	19,390	18,605	16,614	11,101
Discontinued operations - gold ounces	5,246	5,511	9,707	6,657
Total gold ounces produced	284,364	228,370	260,187	263,830
Cash costs per gold ounce produced (ii) (v)	$540	$474	$429	$369
Co-product cash costs per gold ounce produced (ii) (v)	$646	$687	$674	$589
All-in sustaining costs per gold ounce produced (ii) (v)	$897	$859	$779	$747
All-in sustaining co-product costs per gold ounce produced (ii) (v)	$951	$1,034	$975	$916
Production - Silver
Commercial silver ounces produced (v)	2,369,969	2,176,853	2,179,016	2,155,185
Cash costs per silver ounce produced (ii) (v)	$6.57	$6.76	$7.10	$6.92
Co-product cash costs per silver ounce produced (ii) (v)	$8.01	$8.32	$10.05	$9.69
All-in sustaining costs per silver ounce produced (ii) (v)	$11.76	$12.67	$12.40	$12.69
All-in sustaining co-product costs per silver ounce produced (ii) (v)	$12.47	$13.77	$14.67	$14.72
Production - Other
Chapada concentrate production (tonnes)	60,975	51,570	67,395	67,315
Chapada copper contained in concentrate production (millions of pounds)	33.0	27.6	36.0	36.8
Chapada co-product cash costs per pound of copper produced	$1.75	$1.84	$1.53	$1.48
Sales Included in Revenue (excluding 12.5% interest in Alumbrera)
Gold (ounces)	253,111	192,587	218,223	232,284
Silver (millions of ounces)	2.2	2.2	2.1	2.2
Chapada concentrate (tonnes)	56,010	48,747	67,616	68,512
Chapada payable copper contained in concentrate (millions of pounds)	28.7	25.4	34.5	35.7
Average Realized Prices
Gold - per ounce (i)	$1,292	$1,300	$1,277	$1,332
Silver - per ounce (i)	$19.81	$20.43	$20.63	$21.45
Copper - per pound (i)	$3.11	$3.25	$3.37	$3.13

(i)	Revenue consists of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(ii)
A cautionary note regarding non-GAAP measures is included in Section 13 of this MD&A. Balances include the 12.5% equity interest in Alumbrera as applicable. Comparatives have been restated to conform to the change in presentation adopted in the current period.

(iii)	Including commissioning ounces from C1 Santa Luz and Pilar.

(iv)	Balances are attributable to Yamana Gold Inc. equity holders.

(v)	Balances are from continuing operations.

15.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended June 30, 2015, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between June 30, 2015 and December 31, 2014 and results of operations for the periods ended June 30, 2015 and June 30, 2014.

This Management’s Discussion and Analysis has been prepared as of July 30, 2015. The condensed consolidated interim financial statements prepared in accordance with IFRS as issued by IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2014 (collectively the “Financial Statements”). You are encouraged to review the financial statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2014 and the most recent Annual Information Form for the year ended December 31, 2014 on file with the Securities Commissions of all of the provinces in Canada, which are included in the 2014 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, the new tax reform bill in Mexico, the amended federal income tax statute in Argentina and the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Mexican peso versus the United States dollar) possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to non-core mine disposition, our expectations relating to the Osisko Acquisition (as defined herein), including with respect to anticipated benefits thereof and the magnitude of synergies therefrom, and the performance of the assets acquired from Osisko (as defined herein), and risks related to other acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, including but not limited to, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2014 and other continuous disclosure documents filed by the Company since January 1, 2015 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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